Exhibit 99.2

SAP Half-Year Report

2022

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Introductory Notes

This Half-Year Group Report meets the requirements of German Accounting Standard No. 16 “Half-yearly Financial Reporting” (GAS 16). We prepared the financial data in the Half-Year Report section for SAP SE and its subsidiaries in accordance with International Financial Reporting Standards (IFRS). In doing so, we observed the IFRS both as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). This does not apply to numbers expressly identified as non-IFRS. For additional IFRS and non-IFRS information, see the Supplementary Financial Information section.

This Half-Year Group Report complies with the legal requirements in accordance with the German Securities Trading Act (Wertpapierhandelsgesetz, WpHG) for a Half-Year Financial Report, and comprises the consolidated Half-Year Management Report, condensed consolidated Half-Year Financial Statements, and the responsibility statement in accordance with the German Securities Trading Act, section 115 (2).

This Half-Year Group Report updates our consolidated Financial Statements 2021, presents significant events and transactions of the first half of 2022, and updates the forward-looking information as well as significant non-financial key figures contained in our Management Report 2021. This Half-Year Financial Report only includes half-year numbers. Our quarterly numbers are available in the Quarterly Statements for the first and second quarter 2022. Both the 2021 consolidated Financial Statements and the 2021 Management Report are part of our Integrated Report 2021, which is available at www.sapintegratedreport.com.

All of the information in this Half-Year Group Report is unaudited. This means that the information has been subject neither to any audit nor to any review by an independent auditor.

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Consolidated Half-Year Management Report

Strategy & Business Model

SAP continues to execute on the strategy and business model as described in the SAP Integrated Report 2021 to “REINVENT how the world runs as a network of intelligent, sustainable enterprises.”

Our Product Strategy

SAP has the technologies, products, footprint, and experience to combine four essential end-to-end business processes to create not just one intelligent enterprise, but a global ecosystem of intelligent enterprises. Those processes – Recruit to Retire, Source to Pay, Design to Operate, and Lead to Cash – are supported by our products.

The most prominent building blocks of our product portfolio are SAP S/4 HANA Cloud, SAP SuccessFactors Human Experience Management (HXM) Suite, our Intelligent Spend Management program, SAP Customer Experience (CX) solutions, SAP Business Technology Platform (SAP BTP), industry cloud, SAP Business Network, our Business Process Intelligence (BPI) application portfolio, and our sustainability management solutions.

Innovations in the first half of 2022

At our flagship conference SAP Sapphire, we announced four key areas of innovation: building resilient supply chains and business networks, enabling business process transformation, moving from talk to action on sustainability, and accelerating innovation with no-code and low-code application development, process automation, data, and artificial intelligence (AI).

This section summarizes SAP’s product development and services innovation for the first half of 2022 and is intended to supplement the SAP Integrated Report 2021.

SAP S/4HANA Cloud

In May 2022, SAP S/4HANA Cloud was named a leader in both the Operational ERP and Manufacturing ERP Applications categories by the IDC MarketScape: Worldwide SaaS and Cloud-Enabled 2022 Vendor Assessments. At SAP Sapphire, SAP announced the launch of SAP Digital Manufacturing Cloud, a solution designed to help customers optimize manufacturing performance by integrating production execution, visibility, and analysis. Additionally, SAP and Apple have expanded their partnership and released a new suite of iOS applications designed to streamline the digital supply chain and equip workers with intuitive tools.

Human Experience Management

The SAP SuccessFactors Compensation solution features new reward and recognition capabilities including mass uploads, custom points, and multiple wallets. In addition, new mobile functionality aims to enable employees to navigate to and review details for online courses in the SAP SuccessFactors Learning solution, and to explore mentor programs in the SAP SuccessFactors Opportunity Marketplace solution.

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Intelligent Spend Management

New product sourcing solutions from SAP that run natively on SAP S/4HANA are now available to help companies in the automotive and industrial machinery and components (IM&C) industries. These solutions aim to enable companies to collaborate more effectively with suppliers to plan and execute direct materials sourcing and procurement programs.

Customer Experience

SAP launched a new API-first, microservices-based SAP Service Cloud solution that aims to bring seamless end-user experiences and improved flexibility with built-in low-code/no-code tools. Furthermore, we continue to invest in our SAP Commerce Cloud solution, delivering on the following improvements and features in Release 2205: in-the-moment personalization capabilities, improved usability for business users, and extensibility features that allow businesses to deliver ‘commerce everywhere’ experiences.

SAP Business Technology Platform

SAP Business Technology Platform is a unified technology platform that brings together capabilities across application development, data and analytics, integration, and AI. This platform aims to help developers, business users, and our ecosystem store and manage data, derive insights, and build, extend, and integrate applications. SAP BTP also serves to optimize and automate business processes in and beyond SAP landscapes.

Recent innovations include faster no-code application development capabilities and deeper integration with SAP applications through the SAP AppGyver tool, as well as new SAP Process Automation capabilities to further simplify how business users collaborate with developers to build and customize automations. Additionally, new AI-powered innovations enable customers to benefit from ready-to-use intelligence to transform core business processes. New, prebuilt industry content and APIs in SAP Integration Suite aim to help customers across all industries simplify integration between applications.

SAP Business Network

A new feature on SAP Business Network enables suppliers to complete a human rights self-assessment to demonstrate compliance with human rights due diligence laws, such as the German Supply Chain Act (Lieferkettensorgfaltspflichtengesetz). This law goes into effect in January 2023. Buyers on the network can search, find, and engage with suppliers that have shared their self-assessment.

In March 2022, SAP acquired Taulia, a provider of working capital management solutions. With the addition of Taulia’s solutions, SAP S/4HANA Cloud and SAP Business Network can now provide end-to-end support for cash optimization and financing options for companies. For more information, see the Acquisitions section.

Furthermore, an expanded partnership between SAP and the sustainability-ratings provider EcoVadis enables trading partners to add EcoVadis sustainability medals to their marketing profiles on the SAP Business Network. This allows buyers to assess trading partners and take immediate action as required to improve the sustainability of their value chains. Taulia has also partnered with EcoVadis to give SAP customers a way to create financial incentives for their suppliers to become ESG-rated.

Business Process Intelligence

In March 2022, SAP announced that the SAP Signavio brand will represent its portfolio of business process management solutions going forward. SAP also announced the general availability of journey to process analytics. This offering aims to give companies a better understanding of their end-to-end business processes by correlating experience data from Qualtrics user surveys with operational data from underlying IT systems.

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Sustainable Business Solutions and Services

SAP continues to innovate across key areas of enterprise sustainability management, carbon data exchange, and circular and regenerative business. SAP Cloud for Sustainable Enterprises, launched in January 2022, is a broad portfolio of solutions designed to enable companies to measure, manage, and optimize their sustainability performance based on a flexible implementation according to the customer’s unique sustainability requirements.

Experience Management

In the first half of 2022, Qualtrics launched XM Discover. This new set of products – deploying conversational analytics and natural language processing capabilities – aims to help organizations understand and respond to everything that is being communicated about them across every channel. Qualtrics and SAP also announced a new integration that brings the AI and machine learning capabilities of XM Discover into the SAP Service Cloud solution, whereby XM Discover analyzes all incoming feedback from structured and unstructured sources, such as agent notes, support conversations, chats, social media posts, and review sites.

Services and Support

SAP announced in April 2022 that it had simplified its cloud services and support portfolio by focusing on customer adoption and consumption. The portfolio is built for the cloud and designed to help customers realize value quickly, while achieving lasting success.

The updated portfolio aims to offer customers new experiences, extensions, and services to address their individual needs and make it easier for them to engage with SAP. SAP’s well-established offerings including SAP MaxAttention, SAP Preferred Success, and SAP Enterprise Support, to name a few, will remain and continue to evolve.

Business Conduct

We rolled out a Global AI Ethics Policy in January 2022, as we continue to integrate AI into our solutions and evolve our software development process. This policy was put in place to help ensure that our AI systems and solutions are developed, deployed, and sold in line with the ethical standards laid out in our guiding principles. The policy also complements existing guiding principles regarding AI and will ensure that the use of AI at SAP is governed by clearly defined rules of ethics.

Our Investments in Innovation

Investment in R&D

SAP’s strong commitment to R&D is reflected in our expenditures (see the graphic below).

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In the first half of 2022, our IFRS R&D ratio, reflecting R&D expenses as a portion of total operating expenses, increased one percentage point (pp) to 23% (first half of 2021: 22%). Our non-IFRS R&D ratio remained constant at 24% year over year. At the end of the first half of 2022, our total full-time equivalent (FTE) headcount in development was 32,945 (first half of 2021: 30,672). Measured in FTEs, our R&D headcount was 30% of total headcount (first half of 2021: 30%).

Competitive Intangibles

Some of the resources that are the basis for our current as well as future success, such as our ability to innovate, software we developed ourselves, customer capital, our employees and their knowledge and skills, our ecosystem of partners, and the brands we have built up, do not appear in the Consolidated Statements of Financial Position. This is apparent from a comparison of the market capitalization of SAP SE with the carrying amount of our equity. With a market capitalization of €106.8 billion at the end of the first half of 2022, the market value of our equity (based on all outstanding shares) is more than two times higher than its carrying amount.

SAP was recognized as the world’s 31st most valuable brand in the 2022 BrandZ Global Top 100 Most Valuable Global Brands ranking (2021: 26). The ranking estimates SAP’s brand value at US$69 billion, unchanged from the prior year.

Acquisitions

On March 10, 2022, SAP announced that it had completed the acquisition of a majority stake of Taulia, a leading provider of working capital management solutions. Taulia further expands SAP’s business network capabilities and strengthens SAP’s solutions for the CFO office by providing working capital management cloud solutions. For more information, see the Notes to the Consolidated Half-Year Financial Statements, Note (D.1).

Financial Performance: Review and Analysis

Economy and the Market

Global Economic Trends

During the first half of 2022, global economic activity moderated, reports the European Central Bank (ECB) in its most recent Economic Bulletin.1 Thus, it has revised its earlier projections from the beginning of the year downward.

In particular, the consequences of the war in Ukraine reach well beyond those countries and regions that are closely associated with Russia and Ukraine: it has disrupted trade and led to shortages of materials. Prices for energy, commodities, and food have increased strongly, causing inflation pressures to broaden and intensify.

As for the pandemic, following a brief easing of the pandemic at the beginning of the year, monetary policy normalized in many countries and contributed to tighter financial conditions. Renewed pandemic restrictions in China, however, disrupted economic activity again, particularly in Asia, and put pressure on global supply chains. Commodity prices remain volatile and subject to supply risks.

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The IT Market

In the middle of 2022, “demand from enterprises and service providers for IT investments remains strong,” finds International Data Corporation (IDC), a U.S.-based market research firm.2 At the same time, “inflation is already having some impact on consumer IT markets” and “IT supply chain disruptions continue to heavily concern businesses.” According to IDC, “Broader geopolitical and societal issues, such as the war [in Ukraine], labor shortage, and the continuation of the pandemic are also cited as concerns by most companies.”

In the first half of 2022, “software [was] still utilized as a direct driver of cost saving measures” and was “less susceptible to inflationary forces,” finds IDC. Therefore, currently, “demand is extremely strong” with “cloud as an operating and business model […] reshaping the fundamentals of the IT industry.” This is in accordance with IDC’s projections that we referred to in our Integrated Report 2021. However, IDC also points out that “IT services show signs of impact from wage expectations/labor costs.”

Sources:

1 European Central Bank, Economic Bulletin, Issue 4/2022, publication date: June 23, 2022 (https://www.ecb.europa.eu/pub/pdf/ecbu/eb202204.en.pdf)

2 IDC Webinar, State of the Market: Inflation Impact on IT Spending and the Cloud, May 19, 2022

Impact on SAP

In the first six months, SAP continued strong execution of its strategy. In particular, cloud and software revenue accelerated due to the strong performance of SaaS/PaaS solutions, with a return to growth in the Intelligent Spend category. Cloud revenue has now become the largest revenue stream. A further sign of the success of SAP’s strategy is the continued growth of current cloud backlog (CCB), exceeding the €10 billion mark for the first time. As expected, software licenses and support revenue experienced a further decrease as more customers move to SAP’s cloud subscription offerings.

At the same time, SAP’s business was negatively impacted by the war in Ukraine and the decision to wind down its business operations in Russia and Belarus. In the first quarter, CCB was lower than expected due to the termination of existing cloud engagements from Russian cloud contracts, whereas in the second quarter, CCB reaccelerated again due to continued strong momentum in new cloud order intake outside the region. IFRS and non-IFRS operating profit declined in both the first and second quarter mainly due to reduced software licenses and support revenues and bad debt reserves recorded on trade receivables. As a result, non-IFRS operating profit was down 8% year over year in the first half year. IFRS operating profit was additionally affected by restructuring expenses mainly incurred due to severance payments to employees in Russia and Belarus and to impairments of assets. As at the end of the second quarter of 2022, SAP has absorbed the main impact of the exit from this market. Also, free cash flow for the first six months declined versus 2021. This is mainly attributable to the development of profitability and impacts from working capital due to SAP’s continuing transition to the cloud.

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Performance Against Our Outlook for 2022

In this section, all discussion of the contributions to target achievement is based either on IFRS or non-IFRS measures. Whether IFRS or non-IFRS measures are discussed is either explicitly stated in the header of the respective subsection, or the numbers are individually identified as either IFRS or non-IFRS measures.

We present, discuss, and explain the reconciliation from IFRS measures to non-IFRS measures in the Supplementary Financial Information section.

Outlook for 2022 (Non-IFRS)

For our outlook based on non-IFRS numbers, see the Financial Targets and Prospects section in this consolidated Half-Year Management report.

Key Figures – SAP Group in the First Half of 2022 (IFRS and Non-IFRS)

	IFRS			Non-IFRS
€ millions, unless otherwise stated	Q1–Q2 2022	Q1–Q2 2021	∆ in %	Q1–Q2 2022	Q1–Q2 2021	∆ in %	∆ in % constant currency
Current Cloud Backlog	NA	NA	NA	10,403	7,766	34	25
Thereof SAP S/4HANA current cloud backlog	NA	NA	NA	2,258	1,130	100	87
Cloud	5,876	4,421	33	5,876	4,421	33	25
Thereof SAP S/4HANA Cloud	876	485	81	876	485	81	71
Software licenses	743	1,133	–34	743	1,133	–34	–38
Software support	5,900	5,624	5	5,900	5,624	5	0
Cloud and software	12,519	11,178	12	12,519	11,178	12	6
Total revenue	14,594	13,017	12	14,594	13,017	12	6
Operating expenses	–12,868	–11,073	16	–11,236	–9,357	20	13
Operating profit	1,726	1,944	–11	3,358	3,660	–8	–12
Operating margin (in %)	11.8	14.9	–3.1pp	23.0	28.1	–5.1pp	–4.8pp
Profit after tax	835	2,519	–67	2,259	3,934	–43	NA
Effective tax rate (in %)	43.7	19.8	23.9pp	27.5	19.0	8.5pp	NA
Earnings per share, basic (in €)	0.92	2.03	–55	1.96	3.14	–37	NA

Performance (IFRS and Non-IFRS)

As at June 30, 2022, CCB (non-IFRS) was €10,403 million (first half of 2021: €7,766 million), an increase of 34% year over year (25% at constant currencies). Thereof, our SAP S/4HANA CCB (non-IFRS) was €2,258 million as at June 30, 2022, an increase of 100% year over year (87% at constant currencies). CCB (non-IFRS) decreased approximately €64 million as at June 30, 2022 due to the termination of existing cloud engagements in Russia and Belarus, dampening CCB growth by approximately 1pp at constant currencies.

Our cloud revenue (IFRS) was €5,876 million (first half of 2021: €4,421 million), an increase of 33% (25% at constant currencies, non-IFRS) compared to the same period in 2021. Thereof, our SAP S/4HANA cloud revenue (IFRS) was €876 million (first half of 2021: €485 million), an increase of 81% (71% at constant currencies, non-IFRS). Our cloud gross margin (IFRS) increased 1.7pp to 69.0% (first half of 2021: 67.3%). Our cloud gross margin (non-IFRS) increased 1.2pp to 71.0% (first half of 2021: 69.8%).

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Cloud and software revenue (IFRS) was €12,519 million (first half of 2021: €11,178 million), an increase of 12%. On a constant currency basis (non-IFRS), the increase was 6%. This increase was mainly driven by cloud revenue growth. Software licenses revenue (IFRS) decreased 34% (38% at constant currencies, non-IFRS) as more customers selected SAP’s cloud offerings such as RISE with SAP. Software support revenue (IFRS) was €5,900 million (first half of 2021: €5,624 million), an increase of 5% (flat at constant currencies, non-IFRS).

Services revenue (IFRS) was €2,075 million (first half of 2021: €1,839 million), an increase of 13% (7% at constant currencies, non-IFRS).

Total revenue (IFRS) was €14,594 million (first half of 2021: €13,017 million), an increase of 12% (6% at constant currencies, non-IFRS).

Operating Expense (IFRS)

Our operating expenses increased 16% to €12,868 million (first half of 2021: €11,073 million) mainly due to accelerated investments for example into research & development and sales and marketing to capture future growth opportunities and Russia exit costs.

Cost of cloud increased 28%, also related to customers migrating from on premise to cloud, mainly to our RISE with SAP offerings. Additionally, we continued to invest in our next generation cloud delivery program. The cost of software licenses and support decreased 10%, mainly due to software revenue decline across all the regions. The cost of services increased 15%, as COVID-19-related travel restrictions were eased across the globe and personal customer visits and on-site trainings were possible again.

In the first half of 2022, restructuring costs amounted to €119 million (first half of 2021: €164 million) mainly due to a new restructuring program we launched in the second quarter to further advance our structured exit from Russia and Belarus. The restructuring expenses mainly relate to severance payments to employees in Russia and Belarus and further impairments of assets, such as data center equipment, right-of-use assets for leased office buildings, and capitalized sales commissions. The increase of restructuring expenses versus prior expectations is due to the appreciation of the Russian ruble over the past quarter. For more information about restructuring, see the Notes to the Consolidated Half-Year Financial Statements, Note (B.4).

Share-based payment expenses decreased to €1,184 million (first half of 2021: €1,256 million), mainly due to the SAP share price drop. For more information about share-based payment expenses, see the Notes to the Consolidated Half-Year Financial Statements, Note (B.3).

Operating Expense (Non-IFRS)

Operating expenses (non-IFRS) were €11,236 million (first half of 2021: €9,357 million), an increase of 20% (13% on a constant currency basis). The operating expenses (non-IFRS) were mainly impacted by the same effects as described above in the “Operating Expense (IFRS)” section, except for restructuring expenses and share-based payments.

Operating Profit and Operating Margin (IFRS)

Compared with the same period in the previous year, our operating profit decreased €219 million to €1,726 million (first half of 2021: €1,944 million), a decrease of 11%. This decrease was mainly driven by reduced software licenses and support revenues across predominately all regions as well as bad debt reserves recorded on trade receivables, mainly in Russia and Belarus. For more information about trade and other receivables, see the Notes to the Consolidated Half-Year Financial Statements, Note (A.2). Operating profit was also affected by restructuring expenses as described above in the “Operating Expense (IFRS)” section. The overall impact of the war in Ukraine on IFRS operating profit was approximately €350 million and lowered the IFRS operating profit growth by approximately 18pp.

Our operating margin decreased 3.1pp to 11.8% (first half of 2021: 14.9%).

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Operating Profit and Operating Margin (Non-IFRS)

Operating profit (non-IFRS) was €3,358 million (first half of 2021: €3,660 million), a decrease of 8%. On a constant currency basis, the decrease was 12%. The operating profit (non-IFRS) was negatively impacted by the same effects as described above in the “Operating Profit and Operating Margin (IFRS)” section, except for restructuring expenses. The overall impact of the war in Ukraine on operating profit (non-IFRS) was approximately €230 million and lowered the operating profit growth (non-IFRS) by approximately 6pp (approximately 5pp at constant currencies).

Operating margin (non-IFRS) was 23.0%, a decrease of 5.1pp, or 4.8pp on a constant currency basis (first half of 2021: 28.1%).

Profit After Tax and Earnings per Share (IFRS)

Profit after tax was €835 million (first half of 2021: €2,519 million), a decrease of 67% compared to the same period in 2021. Basic earnings per share was €0.92 (first half of 2021: €2.03), a decrease of 55% mainly reflecting a contribution to financial income by Sapphire Ventures that was lower than over the same period in 2021 based on current market conditions.

The effective tax rate was 43.7% (first half of 2021: 19.8%). The year-over-year increase mainly resulted from changes in tax-exempt income and nondeductible expenses. Furthermore, the prior year’s effective tax rate was positively impacted by a one-time change in deferred tax liabilities for taxable temporary differences associated with investments in subsidiaries.

Profit After Tax and Earnings per Share (Non-IFRS)

Profit after tax (non-IFRS) was €2,259 million (first half of 2021: €3,934 million), a decrease of 43%. Basic earnings per share (non-IFRS) was €1.96 (first half of 2021: €3.14), a decrease of 37% mainly resulting from a contribution to financial income by Sapphire Ventures that was lower than over the same period in 2021 based on current market conditions.

The effective tax rate (non-IFRS) was 27.5% (first half of 2021: 19.0%). The year-over-year increase mainly resulted from changes in tax-exempt income. Furthermore, the prior year’s effective tax rate was positively impacted by a one-time change in deferred tax liabilities for taxable temporary differences associated with investments in subsidiaries.

Reconciliation of Cloud Revenues and Margins

€ millions, unless otherwise stated	Q1-Q2 2022				Q1-Q2 2021		∆ in %
	IFRS	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Non- IFRS	IFRS	Non- IFRS	Non-IFRS Constant Currency[4]
Cloud revenue – SaaS[1]	4,644	4,644	–298	4,347	3,489	3,489	33	33	25
Cloud revenue – PaaS[2]	739	739	–37	703	493	493	50	50	43
Cloud revenue – IaaS[3]	492	492	–26	466	439	439	12	12	6
Cloud revenue	5,876	5,876	–361	5,515	4,421	4,421	33	33	25
Cloud gross margin – SaaS[1] (in %)	72.0	74.4		74.2	69.7	72.6	2.3 pp	1.8 pp	1.6 pp
Cloud gross margin – PaaS[2] (in %)	78.8	78.8		79.9	80.7	80.8	–1.9 pp	–2.0 pp	–0.9 pp
Cloud gross margin – IaaS[3] (in %)	26.2	27.3		30.0	33.8	35.0	–7.6 pp	–7.7 pp	–5.0 pp
Cloud gross margin (in %)	69.0	71.0		71.2	67.3	69.8	1.7 pp	1.2 pp	1.4 pp

1 Software as a service

2 Platform as a service

3 Infrastructure as a service

4 Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS numbers of the previous year’s respective period.

Due to rounding, numbers may not add up precisely.

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Segment Information

At the end of the first half of 2022, SAP had five operating segments: the Applications, Technology & Services segment, the Qualtrics segment, the Emarsys segment, the SAP Signavio segment, and the Taulia segment. Due to their size, however, Emarsys, SAP Signavio, and Taulia are non-reportable segments.

For more information about our segment reporting and the changes in the composition of our segments in the first half of 2022, see the Notes to the Consolidated Half-Year Financial Statements, Notes (C.1) and (C.2).

Applications, Technology & Services

€ millions, unless otherwise stated (non-IFRS)	Q1–Q2 2022		Q1–Q2 2021	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud revenue	5,199	4,891	4,015	29	22
Cloud gross margin (in %)	68.7	69.1	67.9	0.7pp	1.1pp
Segment revenue	13,804	13,113	12,519	10	5
Segment gross margin (in %)	72.4	72.5	73.4	–1.0pp	–0.8pp
Segment profit (loss)	4,149	3,986	4,523	–8	–12
Segment margin (in %)	30.1	30.4	36.1	–6.1pp	–5.7pp

In the first half of 2022, the Applications, Technology & Services segment significantly increased its cloud revenue by 29.5% (21.8% at constant currencies), driven by a strong performance of SAP S/4HANA and SAP Business Technology Platform. At the same time, the cloud gross margin slightly increased 0.7pp (1.1pp at constant currencies). Software support revenue increased 4.9% (0.4% at constant currencies), whereas software licenses revenue decreased 34.6% (37.7% at constant currencies) to €740 million. Consequently, the Applications, Technology & Services segment achieved a total software licenses and support revenue of €6,640 million, declining 1.7% (5.9%at constant currencies). While total segment revenue increased 10.3% (4.7% at constant currencies) to €13,804 million, total segment expenses grew 20.8% to €9,655 million, leading to a decrease in the segment margin of 6.1pp (5.7pp at constant currencies) to 30.1%. Overall, the revenue share of more predictable revenue streams in this segment increased 3.4pp from 77.0% in the first half of 2021 to 80.4% in the first half of 2022.

Qualtrics

€ millions, unless otherwise stated (non-IFRS)	Q1–Q2 2022		Q1–Q2 2021	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud revenue	548	500	333	65	50
Cloud gross margin (in %)	89.1	89.0	92.3	–3.2pp	–3.3pp
Segment revenue	650	592	413	57	43
Segment gross margin (in %)	78.1	78.0	80.0	–1.8pp	–2.0pp
Segment profit (loss)	26	30	26	2	17
Segment margin (in %)	4.1	5.1	6.3	–2.2pp	–1.2pp

The Qualtrics segment, which comprises SAP’s experience management solutions, closed the first half of 2022 with strong growth in total segment revenue of 57.4% (43.3% at constant currencies). The positive development was mainly influenced by the strong cloud revenue growth of 64.6% (50.0% at

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constant currencies) to €548 million. The cloud gross margin decreased 3.2pp (3.3pp at constant currencies) to 89.1%. Overall, the Qualtrics segment profit increased 1.5% (16.7% at constant currencies) to €26 million in the first half of 2022. The corresponding segment margin decreased 2.2pp (1.2pp at constant currencies) to 4.1%. Overall, the revenue share of more predictable revenue streams in this segment increased 3.7pp from 80.7% in the first half of 2021 to 84.4% in the first half of 2022.

Finances and Assets (IFRS)

Cash Flow

€ millions	Q1–Q2 2022	Q1–Q2 2021	∆
Net cash flows from operating activities	2,750	3,771	–27%
Capital expenditure	–456	–344	33%
Payments of lease liabilities	–215	–176	22%
Free cash flow	2,079	3,251	–36%
Free cash flow (as a percentage of total revenue)	14	25	–11
Free cash flow (as a percentage of profit after tax)	249	129	120

The lower operating cash flow was mainly attributable to the development of profitability and changes in working capital due to SAP’s continuing move to the cloud as well as higher share-based payments (€140 million increase year over year), compensated by lower payments for income taxes (€62 million decrease year over year).

Group Liquidity

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Liquidity and Financial Position

€ millions	6/30/2022	12/31/2021	∆
Financial debt	12,282	13,094	–812
Cash and cash equivalents	7,492	8,898	–1,406
Current time deposits and debt securities	764	2,632	–1,868
Group liquidity	8,256	11,530	–3,274
Net debt	4,026	1,563	+2,462

Goodwill	33,913	31,090	+2,823
Total assets	75,575	71,169	+4,406
Total equity	42,787	41,523	+1,263
Equity ratio (total equity as a percentage of total assets)	57	58	–2pp

In March 2022, we repaid €900 million in Eurobonds. As at June 30, 2022, we had issued €930 million under our Commercial Paper (CP) program with short-term maturities.

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Employees and Social Investments

Globalization, demographic change, and increasing digitalization are constantly changing the way we work. At the same time, workers’ attitudes and expectations of their working environments and of their employer have shifted, and the competition for top talent has intensified. A new era in the way we work has begun. For a detailed description of our People Strategy, see the Employees and Social Investments section in our Integrated Report 2021.

To remain successful in this new environment, retain the best staff, and attract new employees, SAP has rolled out Pledge to Flex, a hybrid working model that empowers employees to balance when, how, and where they work best, considering business requirements and local legislation. At the same time, the approach aims to foster easy and smooth collaboration, regardless of where our people are located. With this commitment, we continue to put focus on our employees’ health and well-being, complementing other initiatives specific to mental health and burnout. Further, we not only see great potential in upgrading our work environment but also in upskilling our employees as we accelerate to the cloud.

Our SAP Learning organization partnered with the SAP Corporate Social Responsibility (SAP CSR) team to create Opportunity For All, providing scholarships to Ukrainian refugees and certifications to underrepresented youth in 2023. We will donate one scholarship for every 50,000 hours of internal learning completed and one certification voucher for every employee who completes 50 hours of learning in 2022. With over 1.6 million hours of learning completed to date, we are halfway towards our scholarship goal of 2.5 million hours. In late 2021, we also brought together our portfolio of well-established learning offerings and launched the SAP Learning Site training platform for learners in our ecosystem to cultivate and stay current on SAP skills. In May, we announced free access for all academic students to tailored learning resources and experiences in the “student zone” of SAP Learning Site. To support the growing need for accelerated app development by non-technical users, we also added additional free learning journeys, including an enhanced learning journey that prepares users for new certifications in low-code/no-code skills.

We truly believe that our people are the heart of our organization. Therefore, in light of Russia’s ongoing and unjustified war against Ukraine, SAP has stepped up, over and above its responsibility as an employer. In this situation, safety and protection of our employees in the region is of utmost importance. For employees and their families who chose to leave Ukraine, SAP provided logistical support to try and make this incredibly difficult step as easy as possible. We also offered financial support for Ukrainian employees – whether they decided to stay or leave the country.

Looking at our people-related KPIs, the Employee Engagement Index comes in at 81%, a slight decrease of 2pp compared to the 83% published in our Integrated Report 2021. Our Leadership Trust Net Promoter Score, meanwhile, reached a new all-time high of 71 in the first six months of 2022 (+4 points). Finally, the Business Health Culture Index remains strong at 81%. At the end of the first half of 2022, SAP’s Employee Retention Rate was still high at 91.6% (compared to 94.8% at the end of the first half of 2021 and 92.8% at the end of 2021). We define retention as the ratio of the average number of employees minus the employees who voluntarily departed, to the average number of employees (in full-time equivalents, FTEs). We also continue to foster an inclusive, bias-free workforce. The ratio of Women in Management continued its upward trend, reaching 28.8% at the end of the first half of 2022 compared to 27.9% at the end of June 2021 and 28.3% at the end of 2021. On June 30, 2022, we had 110,409 FTEs worldwide (June 30, 2021: 103,876; December 31, 2021: 107,415). For a breakdown of headcount by function and geography, see the Notes to the Consolidated Half-Year Financial Statements, Note (B.1).

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Energy and Emissions

In the first half of 2022, we continued our commitment to help rebuild a more resilient, restorative, and inclusive economy within the planetary boundaries – both as an enabler and exemplar. To prevent further irreversible damage from climate change, we accelerated our commitment to net-zero and are now aiming to achieve net-zero along our value chain in line with a 1.5°C future in 2030 – 20 years earlier than originally targeted. Net-zero by 2030 is also one of the key pillars of our recently updated Global Environmental Policy which aims to promote nature-positive mechanisms and behaviors in our day-to-day operations, such as minimizing greenhouse gas emissions, reducing water consumption, eliminating electronic waste, accelerating innovations, and cultivating employee awareness.

The transition to a circular economy remains central to our vision for a world of zero waste and plastic free oceans by 2030. We formed a Circular Economy partnership with the Ellen MacArthur Foundation to deliver regenerative business, and joined the Partnership for Carbon Transparency (PACT) under the leadership of the World Business Council for Sustainable Development to foster cross-industry transparency on greenhouse gas emissions and corporate climate accountability. Our continued journey towards planting 21 million trees by the end of 2025 is another invaluable cornerstone in maintaining the health and stability of our planet.

In addition, we further strengthened and scaled our vital global sustainability ecosystem by adding new partnerships, such as with the Boston Consulting Group, Bearing Point, and EcoVadis.

To help our customers achieve zero waste, zero emissions, and zero inequality, we offer a comprehensive portfolio of sustainable business solutions. For more information, see the Our Product Strategy section in this consolidated Half-Year Management Report.

SAP’s carbon emissions for the first half of 2022 totaled 45 kilotons (kt), the same amount as in the first half of 2021. Even though we have continued our strategic avoid - reduce - compensate approach, the emission level has not decreased as expected due to a strong resurgence in business travel activities. To gain insight into our efficiency as we grow, we also measure our emissions per employee and per euro of revenue. At the end of the first half of 2022, our carbon emissions (in tons) per employee was 1.0 (compared to 0.9 tons at the end of the first half of 2021), and our carbon emissions (in grams) per euro revenue was 3.6 (compared to 3.6 grams at the end of the first half of 2021) (rolling four quarters).

SAP’s environmental, social, and governance (ESG) efforts – along with its measures, initiatives, and targets – have been recognized by the world’s most trusted business sustainability ratings and ranking organizations:

–	SAP received the top score in all three ESG quality dimensions by the Institutional Shareholder Services (ISS) ESG, upholding its prime status (B rating). As a result, SAP is among the top percentile.

–	SAP once again received the top score “A” in CDP’s climate change assessment and was recognized as a CDP Supplier Engagement Leader.

–	We ranked 55th in Corporate Knights’ Global 100 Most Sustainable Corporations in the World.

–	In Moody’s ESG Solutions assessment, SAP maintained the highest of four performance levels (“advanced”) and ranked 2nd of 83 in its sector, upholding SAP’s listing in the Euronext Vigeo indices Europe 120 and Eurozone 120.

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Risk Management and Risks

We have comprehensive risk-management structures in place that are intended to enable us to recognize and analyze risks early on, take the appropriate action, and mitigate any risks that materialize as presented in the Risk Management and Risks chapter in our Integrated Report 2021 and our Annual Report on Form 20-F for 2021.

In this section, we present relevant changes and new developments with regards to our risk factors. For changes in our Litigation, Claims, and Legal Contingencies since our last Integrated Report, see the Notes to the Consolidated Half-Year Financial Statements, Note (G.1).

	Probability	Impact	Risk Level
Global Economic & Political Environment
Integrated Report 2021	Likely	Major	Medium
Half-Year Report 2022	Likely	Business-Critical	High
Cybersecurity and Security
Integrated Report 2021	Likely	Business-Critical	High
Half-Year Report 2022	Likely	Business-Critical	High

Global Economic & Political Environment

An increase in the risks aggregated under the Global Economic & Political risk factor was anticipated in the Integrated Report 2021. This has now materialized as a result of Russia’s invasion of Ukraine and SAP’s subsequent exit from the Russian and Belarus market and the continued global COVID-19 pandemic impacts. Both factors have fueled and are continuing to fuel increasing worldwide inflation. These, together with continued world-wide supply chain challenges, could lead to economic recession in certain countries, regions, or even globally. We have identified and partly completed certain additional mitigation steps.

We have raised our estimate of the potential impact of this risk factor to business-critical. The probability of its occurrence remains likely. We cannot exclude the possibility that if these risks were to occur, they could have a business-critical impact on our operations, financial position, profit, and cash flows. We classify this risk factor as high.

Cybersecurity and Security

SAP continuously assesses cybersecurity risks and evaluates the security risks impacted by Russia's invasion of Ukraine specifically for SAP's gradual exit from Russia and Belarus. SAP recognizes the potential increase in cybersecurity threats following SAP's exit. SAP experienced increased cyberattacks against SAP's customers, suppliers and partners - including attacks on networks, devices, and cloud infrastructure that impact critical infrastructures - which could have an impact on SAP as a provider. Given the increasing frequency and severity of cyberattacks involving SAP, to its customers and suppliers, the potential impact of this risk factor remains business-critical with a probability of likely. Therefore, SAP continues to classify this as a high risk.

Risk Management Assessment

Based on our aggregation approach and taking into consideration the mitigations implemented for all our risk factors and risks, we subsequently see no material change relative to our 2022 risk assessment or 2022 risk-bearing capacity. We do not believe that any of the risks we identified in our Integrated Report 2021 and Annual Report on Form 20-F for 2021, and as outlined in the update above, jeopardize our ability to continue as a going concern.

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Expected Developments and Opportunities

Future Trends in the Global Economy

There will be two key headwinds to worldwide economic activity in the near term, predicts the ECB in its latest Economic Bulletin1: the war in Ukraine and renewed pandemic containment measures in China. The ECB expects these factors to lead to a much weaker, though still positive growth for the remaining part of 2022.

These headwinds are likely to result in supply chain disruptions, shortages of materials, and high prices for energy and commodities. However, the ECB expects the negative impacts to dissipate after 2022, enabling economic growth above historical-average rates in the medium term. Positive impact might result from the reopening of those sectors most affected by the pandemic, a strong labor market, and savings accumulated during the pandemic which serve as a buffer.

However, inflation could remain elevated for some time, assumes the ECB. Therefore, it projects interest payments to increase and make the outlook more adverse. Inflation might decline only gradually over the coming years as energy costs could moderate, supply disruptions could ease after the pandemic, and monetary policy could normalize further.

Economic Trends

GDP Growth Year Over Year

%	2021	2022p	2023p
World	6.1	3.6	3.6
Advanced Economies	5.2	3.3	2.4
Emerging Markets and Developing Economies	6.8	3.8	4.4
Regions (according to IMF taxonomy)
Euro Area	5.3	2.8	2.3
Germany	2.8	2.1	2.7
Emerging and Developing Europe	6.7	-2.9	1.3
Middle East and Central Asia	5.7	4.6	3.7
Sub-Saharan Africa	4.5	3.8	4.0
United States	5.7	3.7	2.3
Canada	4.6	3.9	2.8
Latin America and the Caribbean	6.8	2.5	2.5
Japan	1.6	2.4	2.3
Emerging and Developing Asia	7.3	5.4	5.6
China	8.1	4.4	5.1
p = projection
Source: International Monetary Fund (IMF), World Economic Outlook April 2022, War Sets Back the Global Recovery (https://www.imf.org/-/media/Files/Publications/WEO/2022/April/English/text.ashx), p. 25.

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The IT Market:
Outlook for 2022 and Beyond

For the remaining part of 2022, International Data Corporation (IDC), a U.S.-based market research firm2, expects that demand will continue to outstrip supply, but notes that “storms of disruption are influencing tech spend assumption for many businesses, with most expressing concerns regarding inflation.” At the same time, “supply is a […] constraint on short-term market growth, including for infrastructure investments.” Considering these determining factors, IDC says, “IT leaders around the world anticipate that general inflation and IT supply chain issues will alter cost assumptions” and they “are considering increasing their ICT budgets rather than delaying technology investments.”

IDC predicts that in 2023, SaaS spending will supersede spending on traditional software licenses. Correspondingly, it believes the “whole cloud share of total IT spend” will grow from 40% in 2021 to 53% in 2025.

Sources:

1 European Central Bank, Economic Bulletin, Issue 4/2022, publication date: June 23, 2022 (https://www.ecb.europa.eu/pub/pdf/ecbu/eb202204.en.pdf)
2 IDC Webinar, State of the Market: Inflation Impact on IT Spending and the Cloud, May 19, 2022

Impact on SAP

SAP’s transformation to the cloud continues to drive opportunities for our customers. The ongoing macroeconomic uncertainties due to the war in Ukraine, recurring pandemic waves, and continued supply chain disruption are prompting many customers to reinvent how their businesses run to become more resilient and agile intelligent enterprises. Therefore, SAP is executing on its cloud-led strategy, which is driving accelerating cloud growth through both new business and cloud adoption by existing customers. Our broad solution portfolio, including our modular cloud ERP suite, SAP Business Technology Platform, our industry cloud, SAP Business Network, and our enhanced sustainability portfolio, helps to create unparalleled value not only for our customers but for our entire ecosystem. This strategy resonates with customers even in an increasingly challenging environment. With this, SAP is well positioned to capitalize on an expanding addressable market.

Financial Targets and Prospects

Revenue and Operating Profit Targets and Prospects (Non-IFRS)

SAP is executing on its cloud-led strategy, which is driving accelerating cloud growth through both new business and cloud adoption by existing customers. The pace and scale of SAP’s cloud momentum places the Company well on track towards its mid-term ambition.

For 2022, SAP now expects:

–	€7.6 – 7.9 billion non-IFRS operating profit at constant currencies (2021: €8.23 billion), down 4% to 8% at constant currencies. The updated non-IFRS operating profit outlook range reflects the expected 2022 non-IFRS operating profit impact of approximately €350 million at constant currencies from the war in Ukraine and a potential continued marked decline of software licenses revenue. The previous range was €7.8 – 8.25 billion at constant currencies.

Despite the expected total revenue impact of approximately €300 million at constant currencies of the war in Ukraine and a further accelerated move of our customers from upfront software licenses revenue to the cloud in the current macro-environment, SAP continues to expect for 2022:

–	€11.55 billion to €11.85 billion in cloud revenue at constant currencies (2021: €9.42 billion), up 23% to 26% at constant currencies.

–	€25.0 billion to €25.5 billion in cloud and software revenue at constant currencies (2021: €24.08 billion), up 4% to 6% at constant currencies.

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–	The share of more predictable revenue (defined as the total of cloud revenue and software support revenue) to reach approximately 78% (2021: 75%).

–	Free cash flow above €4.5 billion (2021: €5.01 billion).

–	To achieve a year-end current cloud backlog growth rate similar to 2021.

We continuously strive for profit expansion in all of our operating segments.

While SAP’s full-year 2022 business outlook is at constant currencies, actual-currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. For the third-quarter and full-year 2022 expected currency impacts, see the table below.

Expected Currency Impact Based on June 2022 Level
In percentage points	Q3	FY
Cloud	8pp to 10pp	7pp to 9pp
Cloud and software	5pp to 7pp	4pp to 6pp
Operating profit	3.5pp to 5.5pp	2.5pp to 4.5pp

The following table shows the estimates of the items that represent the differences between our IFRS financial measures and our non-IFRS financial measures.

Non-IFRS Measures

€ millions	Estimated Amounts for Full Year 2022	Q1–Q2 2022	Q1–Q2 2021
Acquisition-related charges	620–720	328	296
Share-based payment expenses	2,500–2,700	1,184	1,256
Restructuring	130–150	119	164

SAP now expects a full-year 2022 effective tax rate (IFRS) of 34.0% to 38.0% (previously: 28.0% to 32.0%). The adjustment mainly results from an updated projection of non-deductible expenses and of the lower 2022 financial income contribution of Sapphire Ventures given current market conditions. As the updated non-deductible expenses are not included in non-IFRS, SAP continues to anticipate a full-year 2022 effective tax rate (non-IFRS) of 23.0% to 27.0% but now expects to be at the upper end of this range.

Medium-Term Prospects

SAP reiterates its mid-term ambition published in its Q3 2020 Quarterly Statement including the commitment of double-digit growth of operating profit in 2023. In light of its strong cloud momentum and most recent favorable currency exchange rates development, SAP expects to update its mid-term ambition in the upcoming quarters.

The growth in cloud revenue is expected to be driven particularly by our SaaS/PaaS cloud business. In 2025, we expect cloud revenue contributions from: solutions in enterprise resource planning of more than €5.0 billion, solutions in spend management, human capital management, and SAP Business Technology Platform of more than €2.5 billion each, solutions in Customer Relationship Management of more than €1.0 billion, and SAP HANA Enterprise Cloud of more than €0.5 billion.

For a detailed description of our medium-term prospects, see our Integrated Report 2021.

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Goals for Liquidity, Finance, and Investments

We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our operating financing needs in the second half of 2022 as well, and, together with expected cash flows from operations, will support debt repayments and our currently planned capital expenditure requirements over the near and medium term.

In the second half-year, we expect a more favorable cash flow development due to lower cash taxes and better profitability. We are therefore reiterating our free cash flow outlook for the year to more than €4.5 billion.

Compared to what we disclosed in our Integrated Report 2021, we did not change our free cash flow expectations.

In addition to the repayment of a €900 million Eurobond in the first quarter of 2022, we intend to repay a US$445 million U.S. private placement in the fourth quarter of 2022.

As at June 30, 2022, scheduled debt repayments of around €3.5 billion until the end of 2023 are pending.

The ratio of net debt as at December 31, 2022, of around €1.6 billion divided by the total of operating profit (IFRS) plus depreciation and amortization is expected at around 0.2.

Our planned investment expenditures for 2022 and 2023, other than from business combinations, consist primarily of the purchase of IT infrastructure (such as data centers) and the construction of new buildings. Primarly driven by higher investment expenditures for IT, we now expect planned investment expenditures of slightly below €1 billion for 2022, compared to the approximately €850 million disclosed in our Integrated Report 2021. In 2023, capital expenditures are expected to return approximately to 2021 levels.

Non-Financial Goals 2022 and Ambitions for 2025

In addition to our financial goals, we also focus on three non-financial targets: customer loyalty, employee engagement, and carbon emissions.

SAP now expects the Employee Engagement Index to be in a range of 80% to 84% in 2022 (previously: 84% to 86%).

In 2022, SAP continues to expect:

–	A Customer Net Promoter Score of 11 to 15 (2021: 10)

–	Net carbon emissions of 70 kt (2021: 110 kt)

For a detailed description of our non-financial goals for 2022 and ambitions for 2025, see our Integrated Report 2021.

Premises on Which Our Outlook and Prospects Are Based

In preparing our outlook and prospects, we have taken into account all events known to us at the time we prepared this report that could influence SAP’s business going forward.

Opportunities

We have comprehensive opportunity-management structures in place that are intended to enable us to recognize and analyze opportunities early and to take the appropriate action. The opportunities remain largely unchanged compared to what we disclosed in our Integrated Report 2021.

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Consolidated Half-Year Financial Statements – IFRS

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Consolidated Income Statement of SAP Group (IFRS) – Half Year

€ millions, unless otherwise stated		Q1–Q2 2022	Q1–Q2 2021	∆ in %
Cloud		5,876	4,421	33
Software licenses		743	1,133	–34
Software support		5,900	5,624	5
Software licenses and support		6,643	6,757	–2
Cloud and software		12,519	11,178	12
Services		2,075	1,839	13
Total revenue	(A.1), (C.2)	14,594	13,017	12

Cost of cloud		–1,822	–1,444	26
Cost of software licenses and support		–841	–939	–10
Cost of cloud and software		–2,663	–2,383	12
Cost of services		–1,635	–1,447	13
Total cost of revenue		–4,298	–3,830	12
Gross profit		10,296	9,187	12
Research and development		–2,970	–2,478	20
Sales and marketing		–4,330	–3,491	24
General and administration		–1,034	–1,098	–6
Restructuring	(B.4)	–119	–164	–27
Other operating income/expense, net		–118	–12	>100
Total operating expenses		–12,868	–11,073	16
Operating profit (loss)		1,726	1,944	–11

Other non-operating income/expense, net		–69	29	<-100
Finance income		521	1,549	–66
Finance costs		–695	–381	82
Financial income, net	(C.3)	–174	1,168	<-100
Profit (loss) before tax	(C.2)	1,483	3,141	–53

Income tax expense		–648	–622	4
Profit (loss) after tax		835	2,519	–67
Attributable to owners of parent		1,074	2,396	–55
Attributable to non-controlling interests		–239	123	<-100

Earnings per share, basic (in €)[1]		0.92	2.03	–55
Earnings per share, diluted (in €)[1]		0.91	2.03	–55

1 For the six months ended June 30, 2022 and 2021, the weighted average number of shares was 1,174 million (diluted: 1,174 million) and 1,180 million (diluted: 1,180 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

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Consolidated Statements of Comprehensive Income of SAP Group (IFRS) – Half Year

€ millions	Q1–Q2 2022	Q1–Q2 2021
Profit after tax	835	2,519
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pension plans, before tax	1	17
Income taxes relating to remeasurements on defined benefit pension plans	–2	–3
Remeasurements on defined benefit pension plans, net of tax	–2	13
Other comprehensive income for items that will not be reclassified to profit or loss, net of tax	–2	13
Items that will be reclassified subsequently to profit or loss
Gains (losses) on exchange differences on translation, before tax	3,513	1,043
Reclassification adjustments on exchange differences on translation, before tax	0	17
Exchange differences, before tax	3,513	1,061
Income taxes relating to exchange differences on translation	–7	–8
Exchange differences, net of tax	3,505	1,053
Gains (losses) on cash flow hedges/cost of hedging, before tax	–11	2
Reclassification adjustments on cash flow hedges/cost of hedging, before tax	46	–6
Cash flow hedges/cost of hedging, before tax	35	–4
Income taxes relating to cash flow hedges/cost of hedging	–9	1
Cash flow hedges/cost of hedging, net of tax	26	–4
Other comprehensive income for items that will be reclassified to profit or loss, net of tax	3,531	1,049
Other comprehensive income, net of tax	3,530	1,063
Total comprehensive income	4,365	3,581
Attributable to owners of parent	4,347	3,496
Attributable to non-controlling interests	18	85
Due to rounding, numbers may not add up precisely.

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Consolidated Statement of Financial Position of SAP Group (IFRS)

as at 06/30/2022 and 12/31/2021
€ millions	Notes	2022	2021
Cash and cash equivalents		7,492	8,898
Other financial assets		987	2,758
Trade and other receivables		8,674	6,352
Other non-financial assets	(A.2)	2,112	1,633
Tax assets		856	403
Total current assets		20,121	20,044
Goodwill	(D.2)	33,913	31,090
Intangible assets		4,295	3,965
Property, plant, and equipment	(D.3)	4,996	4,977
Other financial assets		6,920	6,275
Trade and other receivables		113	147
Other non-financial assets	(A.2)	3,010	2,628
Tax assets		307	263
Deferred tax assets		1,901	1,779
Total non-current assets		55,454	51,125
Total assets		75,575	71,169

€ millions		2022	2021
Trade and other payables		1,939	1,580
Tax liabilities		317	304
Financial liabilities	(E.2)	8,150	4,528
Other non-financial liabilities		3,458	5,203
Provisions	(B.4)	148	89
Contract liabilities		6,883	4,431
Total current liabilities		20,894	16,136
Trade and other payables		104	122
Tax liabilities		903	827
Financial liabilities	(E.2)	9,515	11,042
Other non-financial liabilities		657	860
Provisions		382	355
Deferred tax liabilities		300	291
Contract liabilities		33	13
Total non-current liabilities		11,894	13,510
Total liabilities		32,788	29,645
Issued capital		1,229	1,229
Share premium		2,547	1,918
Retained earnings		35,109	37,022
Other components of equity		5,031	1,756
Treasury shares		–4,072	–3,072
Equity attributable to owners of parent		39,844	38,852

Non-controlling interests		2,943	2,670
Total equity	(E.1)	42,787	41,523
Total equity and liabilities		75,575	71,169

Due to rounding, numbers may not add up precisely.

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Consolidated Statements of Changes in Equity of SAP Group (IFRS)

€ millions	Equity Attributable to Owners of Parent						Non- Controlling Interests	Total Equity
	Issued Capital	Share Premium	Retained Earnings	Other Components of Equity	Treasury Shares	Total

12/31/2020	1,229	545	32,026	–1,011	–3,072	29,717	211	29,928
Profit after tax			2,396			2,396	123	2,519
Other comprehensive income			13	1,087		1,100	–38	1,063
Comprehensive income			2,409	1,087	–3,072	3,496	85	3,581
Share-based payments		741				741	143	884
Dividends			–2,182			–2,182	–16	–2,198
Transactions with non-controlling interests			888			888	1,059	1,947
Other changes			–30			–30	9	–20
6/30/2021	1,229	1,287	33,111	76	–3,072	32,630	1,492	34,122

12/31/2021	1,229	1,918	37,022	1,756	–3,072	38,852	2,670	41,523
Profit after tax			1,074			1,074	–239	835
Other comprehensive income			–2	3,275		3,273	257	3,530
Comprehensive income			1,073	3,275		4,347	18	4,365
Share-based payments		629				629	181	810
Dividends			–2,865			–2,865	–18	–2,883
Purchase of treasury shares					–1,000	–1,000		–1,000
Transactions with non-controlling interests			–83			–83	85	1
Other changes			–37			–37	7	–29
6/30/2022	1,229	2,547	35,109	5,031	–4,072	39,844	2,943	42,787
Due to rounding, numbers may not add up precisely.

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Consolidated Statement of Cash Flows of SAP Group (IFRS)

€ millions	Q1–Q2 2022	Q1–Q2 2021
Profit (loss) after tax	835	2,519
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
Depreciation and amortization	933	871
Share-based payment expense	1,184	1,256
Income tax expense	648	622
Financial income, net	174	–1,168
Decrease/increase in allowances on trade receivables	108	–11
Other adjustments for non-cash items	7	110
Decrease/increase in trade and other receivables	865	1,074
Decrease/increase in other assets	–621	–229
Increase/decrease in trade payables, provisions, and other liabilities	–1,312	–1,024
Increase/decrease in contract liabilities	2,133	1,888
Share-based payments	–918	–779
Interest paid	–140	–125
Interest received	45	21
Income taxes paid, net of refunds	–1,192	–1,254
Net cash flows from operating activities	2,750	3,771
Business combinations, net of cash and cash equivalents acquired	–627	–995
Purchase of intangible assets or property, plant, and equipment	–456	–344
Proceeds from sales of intangible assets or property, plant, and equipment	51	40
Purchase of equity or debt instruments of other entities	–2,256	–754
Proceeds from sales of equity or debt instruments of other entities	4,005	1,325
Cash flows from advances (supply chain financing)[1]	–1,432	0
Net cash flows from investing activities	–715	–728
Dividends paid	–2,865	–2,182
Dividends paid on non-controlling interests	–3	–16
Purchase of treasury shares	–1,000	0
Proceeds from changes in ownership interests in subsidiaries that do not result in the loss of control	21	1,847
Payments for taxes related to net share settlement of equity awards	–224	0
Proceeds from borrowings	38	1,600
Repayments of borrowings	–944	–1,802
Payments of lease liabilities	–215	–176
Cash flows with funders (supply chain financing)[1]	1,409	0
Net cash flows from financing activities	–3,782	–729
Effect of foreign currency rates on cash and cash equivalents	341	139
Net decrease/increase in cash and cash equivalents	–1,406	2,453
Cash and cash equivalents at the beginning of the period	8,898	5,311
Cash and cash equivalents at the end of the period	7,492	7,764
[1] For more information, see Note (D.1).
Due to rounding, numbers may not add up precisely.

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Notes to the Consolidated Half-Year Financial Statements

(IN.1) Basis for Preparation

General Information About Consolidated Half-Year Financial Statements

The registered seat of SAP SE is in Walldorf, Germany (Commercial Register of the Lower Court of Mannheim HRB 719915). The condensed Consolidated Half-Year Financial Statements of SAP SE and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with the International Financial Reporting Standards (IFRS) and in particular in compliance with International Accounting Standard (IAS) 34. In this context, IFRS includes all standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the IFRS Interpretations Committee (IFRS IC). The variances between the applicable IFRS standards as issued by the IASB and the standards as used by the European Union are not relevant to these financial statements.

Certain information and disclosures normally included in the notes to annual financial statements prepared in accordance with IFRS have been condensed or omitted. We believe that the disclosures made are adequate and that the information gives a true and fair view.

Our business activities are influenced by certain seasonal effects. Historically, our overall revenue tends to be highest in the fourth quarter. Interim results are therefore not necessarily indicative of results for a full year.

Amounts reported in previous years have been reclassified if appropriate to conform to the presentation in this half-year report.

These unaudited condensed Consolidated Half-Year Financial Statements should be read in conjunction with SAP’s audited Consolidated IFRS Financial Statements for the Year Ended December 31, 2021, included in our Integrated Report 2021 and our Annual Report on Form 20-F for 2021.

Due to rounding, numbers presented throughout these Consolidated Half-Year Financial Statements may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

Amounts disclosed in our Consolidated Half-Year Financial Statements that are taken directly from our Consolidated Income Statements or our Consolidated Statements of Financial Position are marked by the symbols and , respectively.

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Accounting Policies, Management Judgments, and Sources of Estimation Uncertainty

How We Present Our Accounting Policies, Judgments, and Estimates

To ease the understanding of our financial statements, we present the accounting policies, judgments, and estimates on a given subject together with other disclosures related to the same subject in the Note that deals with this subject, and highlighted this disclosure with a light gray box and the symbol . We describe, however, only material changes of our accounting policies, judgments, and estimates in relation to our Consolidated Financial Statements for 2021.

 New Accounting Standards Not Yet Adopted

The IASB has issued amendments to standards such IAS 1 (Classification of Liabilities as Current or Non-current), that are relevant for SAP but not yet effective. We are currently in the process of finalizing the assessment of the impact on SAP, but do not expect material effects on our financial position or results of operations.

(IN.2) Impact of the War in Ukraine

In the first half of 2022, SAP’s business was negatively impacted by the war in Ukraine and SAP’s decision to wind down its business operations in Russia and Belarus. For more information about the impacts of the war in Ukraine and SAP’s exit from Russia and Belarus, see Note (A.2) concerning Trade and Other Receivables, Note (B.4) concerning Restructuring, and Note (D.2) concerning Goodwill.

Other impacts due to this rapidly evolving situation are currently unknown and could potentially subject our business to materially adverse consequences should the situation escalate beyond its current scope.

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Section A – Customers

This section discusses disclosures related to contracts with our customers. These consist of revenue breakdowns and information about our trade receivables. For more information, see our Consolidated Financial Statements for 2021, Section A – Customers.

(A.1) Revenue

Geographic Information

The amounts for revenue by region in the following tables are based on the location of customers.

Cloud Revenue by Region

€ millions	Q1–Q2 2022	Q1–Q2 2021
EMEA	2,036	1,547
Americas	3,094	2,291
APJ	746	582
SAP Group	5,876	4,421

Cloud and Software Revenue by Region

€ millions	Q1–Q2 2022	Q1–Q2 2021
EMEA	5,355	5,050
Americas	5,265	4,336
APJ	1,899	1,792
SAP Group	12,519	11,178

Total Revenue by Region

€ millions	Q1–Q2 2022	Q1–Q2 2021
Germany	2,129	1,957
Rest of EMEA	4,110	3,898
EMEA	6,239	5,855
United States	5,028	4,166
Rest of Americas	1,161	974
Americas	6,189	5,140
Japan	613	628
Rest of APJ	1,553	1,394
APJ	2,166	2,022
SAP Group	14,594	13,017

For information about the breakdown of revenue by segment and segment revenue by region, see Note (C.1). For more information about our revenue accounting policies, see our Consolidated Financial Statements for 2021, Note (A.1).

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(A.2) Trade and Other Receivables

€ millions	6/30/2022
	Current	Non-Current	Total
Trade receivables, net	5,287	1	5,288
Other receivables	3,387	112	3,499
Total	8,674	113	8,787

€ millions	12/31/2021
	Current	Non-Current	Total
Trade receivables, net	5,887	1	5,888
Other receivables	465	146	611
Total	6,352	147	6,499

The impact of the war in Ukraine has significantly increased the credit risk on our trade receivables in Russia and Belarus and resulted in an additional expected credit loss of €101 million.

The significant increase in other receivables is due to the Taulia acquisition and the consolidation of its supply chain financing related assets. For more information about the Taulia acquisition and the respective accounting, see Note (D.1).

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Section B – Employees

This section provides financial insights into our employee benefit arrangements. It should be read in conjunction with the compensation disclosures for key management personnel in Note (G.5) in our Consolidated Financial Statements for 2021, as well as SAP’s Compensation Report. For more information, see our Consolidated Financial Statements for 2021, Section B – Employees.

(B.1) Employee Headcount

On June 30, 2022, the breakdown of our full-time equivalent employee numbers by function and by region was as shown in the table below.

Number of Employees (in Full-Time Equivalents)

Full-time equivalents	6/30/2022				6/30/2021
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	5,978	4,570	5,157	15,705	5,859	4,456	5,029	15,345
Services	8,304	5,516	5,864	19,684	8,264	5,627	6,102	19,993
Research and development	15,920	6,348	10,677	32,945	14,489	6,162	10,021	30,672
Sales and marketing	11,983	12,394	5,691	30,068	10,607	10,765	4,991	26,363
General and administration	3,423	2,271	1,252	6,945	3,452	2,184	1,187	6,823
Infrastructure	2,780	1,405	877	5,061	2,588	1,299	792	4,679
SAP Group (6/30)	48,388	32,504	29,518	110,409	45,261	30,493	28,123	103,876
Thereof acquisitions[1]	173	214	8	395	377	43	26	446
SAP Group (six months' end average)	47,842	32,354	29,456	109,652	44,741	30,332	28,021	103,094
[1] Acquisitions closed between January 1 and June 30 of the respective year

(B.2) Employee Benefits Expenses

€ millions	Q1–Q2 2022	Q1–Q2 2021
Salaries	5,925	5,150
Social security expenses	968	805
Share-based payment expenses	1,184	1,256
Pension expenses	252	231
Employee-related restructuring expenses	61	27
Termination benefits	23	38
Employee benefits expenses	8,412	7,505

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(B.3) Share-Based Payments

The allocations of expenses for share-based payments to the various expense items are as follows:

Share-Based Payments

€ millions	Q1–Q2 2022	Q1–Q2 2021
Cost of cloud	31	28
Cost of software	30	34
Cost of services	122	129
Research and development	279	248
Sales and marketing	315	301
General and administration	408	516
Share-based payments	1,184	1,256

For more information about our share-based payments and a detailed description of our share-based payment plans, see the Notes to the Consolidated Financial Statements for 2021, Note (B.3).

Restricted Stock Unit Plan Including Move SAP Plan and Grow SAP Plan (RSU Plan)

Starting in 2022, most of the granted share units under the Move SAP plan will start vesting after a waiting period of six months and ratably thereafter for ten quarters. Under our previous policy, we serviced obligations arising from the plan with cash payments, but we have since decided to settle future share units predominantly in shares.

In the first half of 2022, we granted 16.8 million (first half of 2021: 11.2 million) share units. This includes 14.3 million (first half of 2021: 0) share units which we intend to settle in shares. The dilutive effect of outstanding equity-settled share units is reflected in the calculation of earnings per share, diluted. For more information about our share buyback completed in the first half of 2022 to avoid dilution from the equity-settlement, see Note (E.1). Of the share units we intend to settle in cash, 1.1 million share units were granted in June 2022 under the Grow SAP plan (0.9 million in June 2021).

Obligations from outstanding share units granted before 2022 under the Move SAP plan will continue to be settled in cash and the settlement methods of SAP’s other plans remain unchanged.

Own SAP Plan (Own)

Under the Own SAP plan, employees can purchase, on a monthly basis, SAP shares without any required holding period. As part of SAP’s 50th anniversary celebration, SAP's contribution was doubled from 40% to 80% from January to March 2022. The number of shares purchased by our employees under this plan was 4.6 million in the first half of 2022 (first half of 2021: 2.9 million).

Qualtrics

In the first half of 2022, 19.3 million equity-settled Qualtrics RSU awards were granted (first half of 2021: 67.1 million) to encourage and enable Qualtrics executives and employees to acquire an ownership interest in Qualtrics.

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(B.4) Restructuring

€ millions	Q1–Q2 2022	Q1–Q2 2021
Employee-related restructuring expenses	–61	–27
Onerous contract-related restructuring expenses and restructuring related impairment losses	–58	–137
Restructuring expenses	–119	–164

Most of the restructuring expenses presented in the first half of 2022 relate to the announced wind-down of business in Russia and Belarus. Restructuring costs mainly comprise severance payments to employees, impairments of right-of-use assets for office buildings, impairments of data center equipment, and write-offs of capitalized sales commissions. For more information about the financial impact of the war in Ukraine, see Note (IN.2).

For an estimate of the expected total restructuring costs in 2022, see the Financial Targets and Prospects section in SAP’s Consolidated Half-Year Management Report.

If not presented separately, these restructuring expenses would break down in our income statements as follows:

Restructuring Expenses by Functional Area

€ millions	Q1–Q2 2022	Q1–Q2 2021
Cost of cloud	12	–130
Cost of software licenses and support	–4	–4
Cost of services	–61	–15
Research and development	–7	–11
Sales and marketing	–57	–3
General and administration	–3	–1
Restructuring expenses	–119	–164

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Section C – Financial Results

This section provides insight into the financial results of SAP's reportable segments and of SAP overall, as far as not already covered by previous sections. This includes segment results and income taxes. For more information, see our Consolidated Financial Statements for 2021, Section C – Financial Results.

(C.1) Results of Segments

General Information

SAP has five operating segments that are regularly reviewed by our Executive Board, which is responsible for assessing the performance of our Company and for making resource allocation decisions as our Chief Operating Decision Maker (CODM). The operating segments are largely organized and managed separately according to their product and service offerings, notably whether the products and services relate to our experience management (Qualtrics) or working capital management solutions (Taulia), business process management offerings (SAP Signavio), or our customer experience portfolio of Emarsys, or cover other areas of our business including support and services activities (Applications, Technology & Services).

For more information about our segments, see the Notes to the Consolidated Financial Statements for 2021, Note (C.1).

The following changes to the composition of our operating segments occurred in the first half of 2022:

–	The acquisition of Taulia led to a new operating segment that is non-reportable due to its size.

–	The non-reportable Business Process Intelligence segment was renamed to SAP Signavio without changes in the composition of this segment.

–	The former Services segment was dissolved and integrated into the renamed Applications, Technology & Services segment.

–	Certain marketing costs that we primarily incur for product and solution-specific activities in the Applications, Technology & Services segment are now presented in the results of this segment and are no longer allocated to SAP’s corporate functions.

The segment information for prior periods has been restated to conform with these changes to our segment composition.

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Applications, Technology & Services

€ millions, unless otherwise stated (non-IFRS)	Q1–Q2 2022		Q1–Q2 2021
	Actual Currency	Constant Currency	Actual Currency
Cloud	5,199	4,891	4,015
Software licenses	740	705	1,132
Software support	5,899	5,648	5,623
Software licenses and support	6,640	6,353	6,755
Cloud and software	11,838	11,245	10,769
Services	1,966	1,868	1,749
Total segment revenue	13,804	13,113	12,519
Cost of cloud	–1,629	–1,512	–1,287
Cost of software licenses and support	–810	–772	–832
Cost of cloud and software	–2,438	–2,285	–2,119
Cost of services	–1,375	–1,316	–1,214
Total cost of revenue	–3,814	–3,600	–3,333
Segment gross profit	9,991	9,512	9,186
Other segment expenses	–5,841	–5,526	–4,663
Segment profit (loss)	4,149	3,986	4,523

Qualtrics

€ millions, unless otherwise stated (non-IFRS)	Q1–Q2 2022		Q1–Q2 2021
	Actual Currency	Constant Currency	Actual Currency
Cloud	548	500	333
Cloud and software	548	500	333
Services	102	92	80
Total segment revenue	650	592	413
Cost of cloud	–60	–55	–26
Cost of cloud and software	–60	–55	–26
Cost of services	–82	–76	–57
Total cost of revenue	–142	–130	–83
Segment gross profit	508	461	330
Other segment expenses	–481	–431	–304
Segment profit (loss)	26	30	26

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Segment Revenue by Region

€ millions	EMEA			Americas			APJ			Total Segment Revenue
	Q1–Q2 2022		Q1–Q2 2021	Q1–Q2 2022		Q1–Q2 2021	Q1–Q2 2022		Q1–Q2 2021	Q1–Q2 2022		Q1–Q2 2021
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency
Applications, Technology & Services	6,057	5,948	5,741	5,653	5,132	4,814	2,094	2,032	1,964	13,804	13,113	12,519
Qualtrics	100	92	65	496	450	313	54	49	35	650	592	413
Total reportable segments	6,157	6,040	5,805	6,149	5,582	5,127	2,148	2,081	1,999	14,454	13,704	12,931

For a breakdown of revenue by region for the SAP Group, see Note (A.1).

(C.2) Reconciliation of Segment Measures to Income Statement

€ millions	Q1–Q2 2022		Q1–Q2 2021
	Actual Currency	Constant Currency	Actual Currency
Applications, Technology & Services	13,804	13,113	12,519
Qualtrics	650	592	413
Total segment revenue for reportable segments	14,454	13,704	12,931
Other revenue	140	135	85
Adjustment for currency impact	0	755	0
Total revenue	14,594	14,594	13,017
Applications, Technology & Services	4,149	3,986	4,523
Qualtrics	26	30	26
Total segment profit for reportable segments	4,176	4,017	4,549
Other revenue	140	135	85
Other expenses	–958	–921	–974
Adjustment for currency impact	0	127	0
Adjustment for
Acquisition-related charges	–328	–328	–296
Share-based payment expenses	–1,184	–1,184	–1,256
Restructuring	–119	–119	–164
Operating profit	1,726	1,726	1,944
Other non-operating income/expense, net	–69	–69	29
Financial income, net	–174	–174	1,168
Profit before tax	1,483	1,483	3,141

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(C.3) Financial Income, Net

In the first half of 2022, finance income mainly consisted of gains from disposals and fair value adjustments of equity securities totaling €463 million (first half of 2021: €1,515 million) of Sapphire Ventures investments.

In the first half of 2022, finance costs were primarily impacted by losses from disposals and fair value adjustments of equity securities amounting to €543 million (first half of 2021: €228 million) and were mainly due to Sapphire Ventures investments.

For more information about our financial income, net, see the Notes to the Consolidated Financial Statements for 2021, Note (C.4).

(C.4) Income Taxes

We are subject to ongoing tax audits by domestic and foreign tax authorities. Currently, we are in dispute mainly with the German and only a few foreign tax authorities. The German dispute is in respect of certain secured capital investments, while the few foreign disputes are in respect of the deductibility of intercompany royalty payments and intercompany services. In all cases, we expect that a favorable outcome can only be achieved through litigation. For all of these matters, we have not recorded a provision as we believe that the tax authorities’ claims have no merit and that no adjustment is warranted. If, contrary to our view, the tax authorities were to prevail in their arguments before the court, we would expect to have an additional expense of approximately €1,562 million (2021: €1,283 million) in total (including related interest expenses and penalties of €844 million (2021: €677 million)). The contingent liabilities increased in 2022 mainly due to foreign currency exchange rate fluctuations.

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Section D – Invested Capital

This section highlights the non-current assets including investments that form the basis of our operating activities. Additions in invested capital include separate asset acquisitions or business combinations. For more information, see our Consolidated Financial Statements for 2021, Section D – Invested Capital.

(D.1) Business Combinations and Divestitures

Taulia Acquisition

On January 27, 2022, SAP announced its intent to acquire a majority stake of Taulia, a leading provider of working capital management solutions. The acquisition closed on March 9, 2022, following satisfaction of customary closing conditions and regulatory approvals; the operating results as well as assets and liabilities are reflected in our consolidated financial statements starting on that date.

The acquisition is expected to further expand SAP’s business network capabilities and strengthen SAP’s solutions for the CFO office.

Consideration transferred amounted to €0.7 billion.

Taulia Acquisition: Recognized Assets and Liabilities

€ billions
Intangible assets	0.2
Supply chain financing related receivables	1.5
Other identifiable assets	0.1
Total identifiable assets	1.8
Supply chain financing related liabilities	1.5
Other identifiable liabilities	0.2
Total identifiable liabilities	1.7
Total identifiable net assets	0.1
Goodwill	0.6
Total consideration transferred	0.7

The initial accounting for the Taulia business combination is incomplete because we are still obtaining the information necessary to identify and measure items such as tax-related assets and liabilities, as well as intangible assets of Taulia. Accordingly, the amounts recognized in our financial statements for these items are regarded provisional as at June 30, 2022. We are also still finalizing our accounting assessment of the supply chain financing transactions offered by Taulia. The supply chain financing related assets and liabilities are included in SAP’s consolidated “Trade and other receivables” as well as current “Financial liabilities” (June 30, 2022: approximately €2.9 billion each). In general, the funds received by Taulia from the banks participating in the financing transactions as investors are classified as “financing cash flow,” and the cash routed through Taulia upon settlement of the receivables subject to supply chain financing on the maturity date are classified as “investing cash flow.”

In general, the goodwill arising from our acquisitions consists largely of the synergies and the know-how and skills of the acquired businesses’ workforces.

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Taulia goodwill was attributed to expected synergies from the acquisition, particularly in the following areas:

–	Cross-selling to existing SAP customers across all regions, using SAP’s sales organization

–	Further expanding SAP’s business network capabilities and strengthening SAP’s solutions for the CFO office

–	Creating new offerings by combining Taulia products and SAP products

–	Improving profitability in Taulia sales and operations

The allocation of the goodwill resulting from the Taulia acquisition to our operating segments depends on how our operating segments actually benefit from the synergies of the Taulia business combination. For more information, see Note (D.2).

Impact of the Business Combination on Our Financial Statements

The amounts of revenue and profit or loss of the Taulia business acquired in 2022 since the acquisition date were included in our Consolidated Income Statement for the first half of 2022 as follows:

Taulia Acquisition: Impact on SAP’s Financials

€ millions	Q1–Q2 2022 as Reported	Contribution of Taulia
Revenue	14,594	22
Profit after tax	835	-16

Had Taulia been consolidated as at January 1, 2022, our revenue and profit after tax for the first half of 2022 would not have been materially different.

(D.2) Goodwill

For goodwill, we have – through a qualitative and quantitative analysis – been continuously monitoring the existence of triggering events that would require an impairment test in the first half of 2022. The review of internal and external factors led us to conclude that no triggering events occurred since our annual goodwill impairment test in 2021. No impairment tests were performed in the first half of 2022.

In addition, we considered the potential impact of the war in Ukraine on our expected future performance. Based on our analysis, we do not expect major impacts on the future performance of the goodwill-carrying cash-generating units. The negative revenue impact and additional expenses due to the exit of operations in Russia and Belarus mainly affects our Application, Technology & Services segment. We believe that no reasonably possible effect of the exit of operations in Russia and Belarus on revenue and expenses would cause the carrying amount of our Application, Technology & Services segment to exceed the recoverable amount. For more information about the impact of the war in Ukraine, see Note (IN.2).

Due to the integration of the Services segment into the former Applications, Technology & Support segment at the beginning of 2022 (renamed to Applications, Technology & Services segment), the goodwill in the Services segment was moved to this segment. Given the close proximity to the 2021 annual goodwill impairment test, no formal impairment test was performed on the reallocation date of the Services segment. For more information, see Note (C.1).

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The allocation of the goodwill resulting from the Clarabridge acquisition that closed in the fourth quarter of 2021 and the Taulia acquisition that closed in March 2022 to our operating segments depends on how our operating segments actually benefit from the synergies of the Clarabridge and Taulia business combinations. We have not yet completed the identification of those benefits.

(D.3) Property, Plant, and Equipment

Property, Plant, and Equipment (Summary)

€ millions	6/30/2022	12/31/2021
Property, plant, and equipment excluding leases	3,205	3,136
Right-of-use assets	1,791	1,841
Total	4,996	4,977

Additions	1/1/2022 to 6/30/2022	1/1/2021 to 12/31/2021
Property, plant, and equipment excluding leases	359	731
Right-of-use assets	143	336
Total	502	1,067

For more information about the impairment of assets in Russia, see Note (B.4).

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Section E – Capital Structure, Financing and Liquidity

This section provides information related to how SAP manages its capital structure. Our capital management is based on a high equity ratio, modest financial leverage, a well-balanced maturity profile, and deep debt capacity. For more information, see our Consolidated Financial Statements for 2021, Section E – Capital Structure, Financing, and Liquidity.

(E.1) Total Equity

Number of Shares

millions	Issued Capital	Treasury Shares
12/31/2020	1,228.5	–48.9
6/30/2021	1,228.5	–48.9

12/31/2021	1,228.5	–48.9
Purchase	0	–10.0
6/30/2022	1,228.5	–58.9

We bought back 10,004,763 shares at an average price of €99.95 between February 1, 2022, and April 29, 2022, to support the transition of SAP’s share-based compensation programs to equity settlement. The 2022 share buyback program has thus been completed.

Other Components of Equity

€ millions	Exchange Differences	Cash Flow Hedges	Total
12/31/2020	–1,015	4	–1,011
Other comprehensive income	1,091	–4	1,087
6/30/2021	76	0	76

12/31/2021	1,779	–22	1,756
Other comprehensive income	3,249	26	3,275
6/30/2022	5,028	4	5,031

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(E.2) Liquidity

€ millions	6/30/2022
	Nominal Volume		Carrying Amount
	Current	Non-Current	Current	Non- Current	Total
Bonds	1,600	7,389	1,599	6,788	8,387
Private placement transactions	428	407	429	420	849
Commercial Paper	930	0	930	0	930
Bank loans	1,528	0	1,528	0	1,528
Financial debt	4,485	7,796	4,486	7,208	11,694
Lease liabilities	NA	NA	388	1,750	2,138
Other financial liabilities	NA	NA	3,276	557	3,833
Financial liabilities			8,150	9,515	17,665
Financial debt as % of financial liabilities			55	76	66

The significant increase in other financial liabilities is due to the Taulia acquisition and the consolidation of its supply chain financing related liabilities. For more information about the Taulia acquisition and the accounting, see Note (D.1).

€ millions	12/31/2021
	Nominal Volume		Carrying Amount
	Current	Non-Current	Current	Non-Current	Total
Bonds	900	8,965	900	8,851	9,751
Private placement transactions	393	373	396	393	790
Commercial Paper	930	0	931	0	931
Bank loans	1,533	0	1,533	0	1,533
Financial debt	3,756	9,338	3,760	9,245	13,005
Lease liabilities	NA	NA	407	1,736	2,143
Other financial liabilities	NA	NA	361	61	422
Financial liabilities			4,528	11,042	15,570
Financial debt as % of financial liabilities			83	84	84

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Section F – Management of Financial Risk Factors

This section discusses financial risk factors and risk management. In our half-year report, this includes the transfers between levels of the fair value hierarchy. For more information, particularly about our risk management related to foreign currency exchange rate risk, interest rate risk, equity price risk, credit risk, liquidity risk, and other financial risk factors, see our Consolidated Financial Statements for 2021, Section F – Risk Management and Fair Value Disclosures.

(F.1) Financial Risk Factors, Financial Risk Management, and Fair Value Disclosures on Financial Instruments

A detailed overview of our other financial instruments, financial risk factors, the management of financial risks, and the determination of fair value as well as the classification of our other financial instruments into the fair value hierarchy of IFRS 13 are presented in Notes (F.1) and (F.2) in the Consolidated Financial Statements for 2021.

We do not disclose the fair value of our financial instruments as at June 30, 2022, for the following reasons:

–	For a large number of our financial instruments, their carrying amounts are a reasonable approximation of their fair values, and

–	For those financial instruments where the carrying amount differs from fair value, there was no material change in the relation between carrying amount and fair value since December 31, 2021.

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Section G – Other Disclosures

This section provides additional disclosures on miscellaneous topics, including information pertaining to other litigation, claims, and legal contingencies, and related party transactions. For more information, see our Consolidated Financial Statements for 2021, Section G – Other Disclosures.

(G.1) Other Litigation, Claims, and Legal Contingencies

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies we have acquired. We will continue to vigorously defend against all claims and lawsuits against us. We currently believe that resolving the claims and lawsuits pending as at June 30, 2022, will neither individually nor in the aggregate have a material adverse effect on our business, financial position, profit, or cash flows. Consequently, the provisions recorded for these claims and lawsuits as at June 30, 2022, are neither individually nor in the aggregate material to SAP.

Among the claims and lawsuits are the following classes (for more information about these classes, see the Notes to the Consolidated Financial Statements for 2021, Note (G.3)):

Intellectual Property-Related Litigation and Claims

For individual cases of intellectual property-related litigation and claims disclosed in our Integrated Report 2021, there were no significant developments in the first half of 2022.

The provisions recorded for intellectual property-related litigation and claims continue to be not material. There are also no material contingent liabilities from intellectual property-related litigation and claims for which no provision has been recognized.

Tax-Related Litigation

There have been no significant changes in contingent liabilities from non-income tax-related litigation for which no provision has been recognized compared to our Consolidated Financial Statements for 2021, Note (G.3).

For more information about income tax-related litigation, see Note (C.4).

Anti-Bribery Matters

SAP received communications alleging conduct that may violate anti-bribery laws in the United States (including the U.S. Foreign Corrupt Practices Act (FCPA)) and other countries. Most of the investigations are ongoing and neither the outcome of the investigations nor the date when substantiated findings will be available is predictable at this point in time. Although there could be an unfavorable outcome in one or more of the ongoing investigations, it is currently impossible to make an informed judgment about any possible financial impact.

As a consequence, as at June 30, 2022, no provisions have been recognized for potential anti-bribery law violations in our Consolidated Half-Year Financial Statements. It is currently also not practicable to estimate the financial effect of any contingent liabilities that may result from these potential violations.

For more information, see the Notes to the Consolidated Financial Statements for 2021, Note (G.3).

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(G.2) Related Party Transactions

Certain Executive Board and Supervisory Board members of SAP SE currently hold or have held positions of significant responsibility with other entities (for more information, see the Notes to the Consolidated Financial Statements for 2021, Note (G.4)). We have relationships with certain of these entities in the ordinary course of business.

On May 18, 2022, the Annual General Meeting of Shareholders elected Jennifer Xin-Zhe Li to the Supervisory Board, as a successor to Bernard Liautaud who resigned with effect from that date. She has thus become a related party.

During the reporting period, we had no related party transactions that had a material effect on our business, financial position, or results in the reporting period.

For more information about related party transactions, see the Notes to the Consolidated Financial Statements for 2021, Note (G.6).

(G.3) Events After the Reporting Period

In line with its cloud-led strategy, SAP extended an existing contract in early July 2022 and secured additional cloud infrastructure capabilities (worth approximately €1.5 billion) until 2028.

In addition, on July 21, SAP announced another share buyback program of approximately €500 million. Repurchased shares will primarily be used to service awards granted under share-based compensation plans for employees.

Other than that, no events that have occurred since June 30, 2022, have a material impact on the Company’s Consolidated Half-Year Financial Statements.

(G.4) Scope of Consolidation

Total
12/31/2021	290
Additions	17
Disposals	–10
6/30/2022	297

The additions in the first half of 2022 relate to legal entities added in connection with acquisitions and foundations. The disposals are mainly due to liquidations and mergers of legal entities.

For more information about our business combinations and the effect on our Consolidated Financial Statements, see Note (D.1) and our Integrated Report 2021.

Release of the Consolidated Half-Year Financial Statements

The Executive Board of SAP SE approved these consolidated half-year financial statements on July 20, 2022, for submission to the Audit and Compliance Committee of the Supervisory Board and for subsequent issuance.

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Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for half-year financial reporting, the Consolidated Half-Year Financial Statements give a true and fair view of the assets, liabilities, financial position, and profit or loss of the SAP Group, and the Consolidated Half-Year Management Report of the SAP Group includes a fair review of the development and performance of the business and the position of the SAP Group, together with a description of the material opportunities and risks associated with the expected development of the SAP Group for the remaining months of the financial year.

Walldorf, July 20, 2022

SAP SE

Walldorf, Baden

The Executive Board

Christian Klein	Sabine Bendiek

Luka Mucic	Juergen Mueller

Scott Russell	Thomas Saueressig

Julia White

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Supplementary Financial Information

Cloud Performance – Six Months ended June 30, 2022

	IFRS		Non-IFRS[1]
€ millions, unless otherwise stated	Q1-Q2 2022	∆ in %	Q1-Q2 2022	∆ in %	∆ in % constant currency
Current Cloud Backlog
Total[2]	NA	NA	10,403	34	25
Thereof SAP S/4HANA[2]	NA	NA	2,258	100	87
Cloud Revenue
SaaS[3]	4,644	33	4,644	33	25
PaaS[4]	739	50	739	50	43
IaaS[5]	492	12	492	12	6
Total	5,876	33	5,876	33	25
Thereof SAP S/4HANA	876	81	876	81	71
Thereof Qualtrics	548	65	548	65	50
Cloud Gross Profit
SaaS[3]	3,343	38	3,453	36	27
PaaS[4]	583	46	583	46	41
IaaS[5]	129	–13	134	–12	–9
Total	4,054	36	4,170	35	27
Thereof Qualtrics	418	60	489	59	45
Cloud Gross Margin (in %)
SaaS[3] (in %)	72.0	2.3 pp	74.4	1.8 pp	1.6 pp
PaaS[4] (in %)	78.8	–1.9 pp	78.8	–2.0 pp	–0.9 pp
IaaS[5] (in %)	26.2	–7.6 pp	27.3	–7.7 pp	–5.0 pp
Total	69.0	1.7 pp	71.0	1.2 pp	1.4 pp
Thereof Qualtrics	76.3	–2.1pp	89.1	–3.2 pp	–3.3 pp

1 For a breakdown of the individual adjustments, see table „Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

2 As this is an order entry metric, there is no matching IFRS equivalent.

3 Software as a service

4 Platform as a service

5 Infrastructure as a service

Due to rounding, numbers may not add up precisely

Financial and Non-Financial Key Facts (IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2021	Q2 2021	Q3 2021	Q4 2021	TY 2021	Q1 2022	Q2 2022
Revenues
Cloud	2,145	2,276	2,386	2,611	9,418	2,820	3,056
% change – yoy	7	11	20	28	17	31	34
% change constant currency – yoy	13	17	20	24	19	25	24
SAP S/4HANA Cloud	227	257	276	329	1,090	404	472
% change – yoy	36	33	46	65	46	78	84
% change constant currency – yoy	43	39	46	61	47	71	72
Software licenses	483	650	657	1,458	3,248	317	426
% change – yoy	7	–16	–8	–14	–11	–34	–34
% change constant currency – yoy	11	–13	–8	–17	–11	–36	–38
Software support	2,801	2,823	2,867	2,920	11,412	2,923	2,977
% change – yoy	–5	–2	1	3	–1	4	5
% change constant currency – yoy	0	1	1	1	1	1	0
Software licenses and support	3,283	3,474	3,524	4,379	14,660	3,240	3,403
% change – yoy	–3	–5	–1	–4	–3	–1	–2
% change constant currency – yoy	1	–2	–1	–6	–2	–4	–7
Cloud and software	5,428	5,750	5,910	6,990	24,078	6,060	6,459
% change – yoy	1	1	7	6	4	12	12
% change constant currency – yoy	6	5	6	3	5	7	5
Total revenue	6,348	6,669	6,845	7,981	27,842	7,077	7,517
% change – yoy	–3	–1	5	6	2	11	13
% change constant currency – yoy	2	3	5	3	3	7	5
Share of more predictable revenue (in %)	78	76	77	69	75	81	80
Profits
Operating profit (loss) (IFRS)	960	984	1,249	1,463	4,656	1,053	673
Operating profit (loss) (non-IFRS)	1,738	1,922	2,102	2,468	8,230	1,677	1,680
% change	17	–2	2	–11	–1	–4	–13
% change constant currency	24	3	2	–12	1	–7	–16
Profit (loss) after tax (IFRS)	1,070	1,449	1,418	1,440	5,376	632	203
Profit (loss) after tax (non-IFRS)	1,720	2,214	2,129	2,274	8,337	1,166	1,093
% change	70	59	1	12	28	–32	–51
Margins
Cloud gross margin (IFRS, in %)	67.2	67.5	67.0	66.6	67.0	68.2	69.8
Cloud gross margin (non-IFRS, in %)	69.5	70.0	69.4	69.0	69.5	70.0	71.9
Software license and support gross margin (IFRS, in %)	85.7	86.5	87.1	87.9	86.9	87.0	87.7
Software license and support gross margin (non-IFRS, in %)	86.3	87.3	87.8	88.5	87.6	87.5	88.5
Cloud and software gross margin (IFRS, in %)	78.4	79.0	79.0	79.9	79.1	78.2	79.2
Cloud and software gross margin (non-IFRS, in %)	79.7	80.5	80.4	81.2	80.5	79.4	80.6
Gross margin (IFRS, in %)	70.3	70.8	71.4	73.0	71.5	70.3	70.7
Gross margin (non-IFRS, in %)	72.3	73.4	73.6	75.1	73.7	72.0	73.1
Operating margin (IFRS, in %)	15.1	14.8	18.2	18.3	16.7	14.9	8.9
Operating margin (non-IFRS, in %)	27.4	28.8	30.7	30.9	29.6	23.7	22.4
ATS segment – Cloud gross margin (in %)	67.7	68.2	67.6	66.8	67.6	67.8	69.5
ATS segment – Segment gross margin (in %)	72.8	73.9	74.4	74.8	74.0	71.8	72.9
ATS segment – Segment margin in %	35.4	36.8	38.2	36.9	36.8	30.7	29.5
Qualtrics segment – Cloud gross margin (in %)	92.2	92.4	91.6	90.2	91.5	89.6	88.6
Qualtrics segment – Segment gross margin (in %)	79.5	80.3	80.7	78.1	79.6	78.9	77.5
Qualtrics segment – Segment margin (in %)	6.3	6.3	6.0	1.6	4.8	3.1	5.1

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€ millions, unless otherwise stated	Q1 2021	Q2 2021	Q3 2021	Q4 2021	TY 2021	Q1 2022	Q2 2022
Key Profit Ratios
Effective tax rate (IFRS, in %)	20.0	19.7	18.9	26.4	21.5	33.1	62.2
Effective tax rate (non-IFRS, in %)	18.7	19.2	18.2	23.2	20.0	25.7	29.3
Earnings per share, basic (IFRS, in €)	0.88	1.15	1.19	1.23	4.46	0.63	0.29
Earnings per share, basic (non-IFRS, in €)	1.40	1.75	1.74	1.85	6.73	1.00	0.96
Order Entry and current cloud backlog
Current cloud backlog	7,628	7,766	8,171	9,447	9,447	9,731	10,403
% change – yoy	15	17	24	32	32	28	34
% change constant currency – yoy	19	20	22	26	26	23	25
SAP S/4HANA Current cloud backlog	1,036	1,130	1,283	1,707	1,707	1,925	2,258
% change – yoy	39	45	60	84	84	86	100
% change constant currency – yoy	43	48	58	76	76	79	87
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)[3]	25	29	38	45	41	41	48
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)[3]	45	38	35	27	28	31	28
Share of orders greater than €5 million based on total software order entry volume (in %)	23	22	31	24	25	40	33
Share of orders smaller than €1 million based on total software order entry volume (in %)	42	43	41	36	39	33	40
Liquidity and Cash Flow
Net cash flows from operating activities	3,085	686	1,183	1,269	6,223	2,482	268
Capital expenditure	–153	–191	–202	–255	–800	–221	–235
Payments of lease liabilities	–84	–92	–99	–98	–374	–95	–120
Free cash flow	2,848	403	881	916	5,049	2,165	–86
% of total revenue	45	6	13	11	18	31	–1
% of profit after tax (IFRS)	266	28	62	64	94	343	–42
Group liquidity	11,573	8,548	9,375	11,530	11,530	11,283	8,256
Financial debt (–)	–14,230	–13,116	–12,994	–13,094	–13,094	–12,171	–12,282
Net debt (–)	–2,658	–4,568	–3,619	–1,563	–1,563	–888	–4,026
Financial Position
Cash and cash equivalents	10,332	7,764	7,943	8,898	8,898	8,942	7,492
Goodwill	29,328	29,020	29,600	31,090	31,090	32,172	33,913
Total assets	66,477	63,075	65,029	71,169	71,169	76,387	75,575
Contract liabilities (current)	6,568	5,958	4,627	4,431	4,431	7,630	6,883
Equity ratio (total equity in % of total assets)	52	54	57	58	58	56	57
Non-Financials
Number of employees (quarter end)[1]	103,142	103,876	105,015	107,415	107,415	109,798	110,409
Employee retention (in %, rolling 12 months)	95.4	94.8	93.7	92.8	92.8	92.1	91.6
Women in management (in %, quarter end)	27.6	27.9	28.2	28.3	28.3	28.6	28.8
Net carbon emissions[2] (in kilotons)	30	20	25	35	110	20	25

1 In full-time equivalents.

2 In CO2 equivalents

3. To conform to refined calculation logic prior quarters have been adjusted

Due to rounding, numbers may not add up precisely.

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Reconciliation from Non-IFRS Numbers to IFRS Numbers – Half Year

€ millions, unless otherwise stated	Q1–Q2 2022					Q1–Q2 2021			∆ in %
	IFRS	Adj.	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non- IFRS	Non-IFRS Constant Currency[1]
Revenue Numbers
Cloud	5,876		5,876	–361	5,515	4,421		4,421	33	33	25
Software licenses	743		743	–35	708	1,133		1,133	–34	–34	–38
Software support	5,900		5,900	–251	5,649	5,624		5,624	5	5	0
Software licenses and support	6,643		6,643	–287	6,357	6,757		6,757	–2	–2	–6
Cloud and software	12,519		12,519	–647	11,872	11,178		11,178	12	12	6
Services	2,075		2,075	–108	1,967	1,839		1,839	13	13	7
Total revenue	14,594		14,594	–755	13,839	13,017		13,017	12	12	6

Operating Expense Numbers
Cost of cloud	–1,822	116	–1,706			–1,444	108	–1,336	26	28
Cost of software licenses and support	–841	45	–796			–939	50	–889	–10	–10
Cost of cloud and software	–2,663	161	–2,502			–2,383	158	–2,225	12	12
Cost of services	–1,635	133	–1,502			–1,447	139	–1,308	13	15
Total cost of revenue	–4,298	294	–4,003			–3,830	297	–3,533	12	13
Gross profit	10,296	294	10,591			9,187	297	9,484	12	12
Research and development	–2,970	284	–2,686			–2,478	251	–2,227	20	21
Sales and marketing	–4,330	520	–3,810			–3,491	482	–3,009	24	27
General and administration	–1,034	415	–619			–1,098	522	–576	–6	7
Restructuring	–119	119	0			–164	164	0	–27	NA
Other operating income/expense, net	–118	0	–118			–12	0	–12	>100	>100
Total operating expenses	–12,868	1,632	–11,236	628	–10,608	–11,073	1,715	–9,357	16	20	13

Profit Numbers
Operating profit (loss)	1,726	1,632	3,358	–127	3,231	1,944	1,715	3,660	–11	–8	–12
Other non-operating income/expense, net	–69	0	–69			29	0	29	<-100	<-100
Finance income	521	0	521			1,549	0	1,549	–66	–66
Finance costs	–695	0	–695			–381	0	–381	82	82
Financial income, net	–174	0	–174			1,168	0	1,168	<-100	<-100
Profit (loss) before tax	1,483	1,632	3,115			3,141	1,715	4,856	–53	–36
Income tax expense	–648	–208	–856			–622	–300	–922	4	–7
Profit (loss) after tax	835	1,424	2,259			2,519	1,415	3,934	–67	–43
Attributable to owners of parent	1,074	1,232	2,306			2,396	1,310	3,706	–55	–38
Attributable to non-controlling interests	–239	192	–47			123	105	228	<-100	<-100

Key Ratios
Operating margin (in %)	11.8		23.0		23.3	14.9		28.1	–3.1pp	–5.1pp	–4.8pp
Effective tax rate (in %)[2]	43.7		27.5			19.8		19.0	23.9pp	8.5pp
Earnings per share, basic (in €)	0.92		1.96			2.03		3.14	–55	–37

1 Constant-currency period-over-period changes are calculated by comparing the current year's non-IFRS constant-currency numbers with the non-IFRS number of the previous year's respective period.

2 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first half of 2022 and 2021 mainly resulted from tax effects of share-based payment expenses, acquisition-related charges and restructuring expenses.

Due to rounding, numbers may not add up precisely.

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Non-IFRS Adjustments Actuals and Estimates – Half Year

€ millions	Estimated Amounts for Full Year 2022	Q1–Q2 2022	Q1–Q2 2021
Operating profit (loss) (IFRS)		1,726	1,944
Adjustment for acquisition-related charges	620–720	328	296
Adjustment for share-based payment expenses	2,500–2,700	1,184	1,256
Adjustment for restructuring	130–150	119	164
Operating expense adjustments		1,632	1,715
Operating profit (loss) (non-IFRS)		3,358	3,660

Non-IFRS-Adjustments by Functional Areas – Half Year

€ millions	Q1–Q2 2022					Q1–Q2 2021
	IFRS	Acquisition- Related	SBP[1]	Restruc-turing	Non-IFRS	IFRS	Acquisition- Related	SBP[1]	Restruc-turing	Non-IFRS
Cost of cloud	–1,822	85	31	0	–1,706	–1,444	80	28	0	–1,336
Cost of software licenses and support	–841	15	30	0	–796	–939	16	34	0	–889
Cost of services	–1,635	11	122	0	–1,502	–1,447	10	129	0	–1,308
Research and development	–2,970	5	279	0	–2,686	–2,478	3	248	0	–2,227
Sales and marketing	–4,330	205	315	0	–3,810	–3,491	181	301	0	–3,009
General and administration	–1,034	7	408	0	–619	–1,098	6	516	0	–576
Restructuring	–119	0	0	119	0	–164	0	0	164	0
Other operating income/expense, net	–118	0	0	0	–118	–12	0	0	0	–12
Total operating expenses	–12,868	328	1,184	119	–11,236	–11,073	296	1,256	164	–9,357

1 Share-based payments

Due to rounding, numbers may not add up precisely.

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Revenue by Region (IFRS and Non-IFRS) – Half Year

€ millions	Q1–Q2 2022				Q1–Q2 2021		∆ in %
	IFRS	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency[1]
Cloud Revenue by Region
EMEA	2,036	2,036	–57	1,979	1,547	1,547	32	32	28
Americas	3,094	3,094	–282	2,812	2,291	2,291	35	35	23
APJ	746	746	–22	724	582	582	28	28	24
Cloud revenue	5,876	5,876	–361	5,515	4,421	4,421	33	33	25
Cloud and Software Revenue by Region
EMEA	5,355	5,355	–100	5,255	5,050	5,050	6	6	4
Americas	5,265	5,265	–488	4,777	4,336	4,336	21	21	10
APJ	1,899	1,899	–60	1,839	1,792	1,792	6	6	3
Cloud and software revenue	12,519	12,519	–647	11,872	11,178	11,178	12	12	6
Total Revenue by Region
Germany	2,129	2,129	–3	2,126	1,957	1,957	9	9	9
Rest of EMEA	4,110	4,110	–114	3,997	3,898	3,898	5	5	3
Total EMEA	6,239	6,239	–117	6,123	5,855	5,855	7	7	5
United States	5,028	5,028	–456	4,571	4,166	4,166	21	21	10
Rest of Americas	1,161	1,161	–115	1,046	974	974	19	19	7
Total Americas	6,189	6,189	–571	5,617	5,140	5,140	20	20	9
Japan	613	613	19	632	628	628	–2	–2	1
Rest of APJ	1,553	1,553	–86	1,467	1,394	1,394	11	11	5
Total APJ	2,166	2,166	–67	2,099	2,022	2,022	7	7	4
Total revenue	14,594	14,594	–755	13,839	13,017	13,017	12	12	6

1 Constant-currency period-over-period changes are calculated by comparing the current year's non-IFRS constant-currency numbers with the non-IFRS number of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

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General Information

Forward-Looking Statements

This half-year report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks, many of which are beyond our control. If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information. We describe these risks and uncertainties in the Risk Management and Risks section, respectively in the there-mentioned sources.

The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “development,” “estimate,” “expect,” “forecast,” ”future trends,” “guidance,” “intend,” “may,” ”might,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Performance Against Our Outlook for 2022 section, the Risk Management and Risks section (including but not limited to statements in this section pertaining to the Russia/Ukraine crisis or cyber incidents), the Expected Developments and Opportunities section, and other forward-looking information appearing in other parts of this half-year financial report. To fully consider the factors that could affect our future financial results, both our Integrated Report 2021 and our Annual Report on Form 20-F for 2021, should be considered, as well as all of our other filings with the Securities and Exchange Commission (SEC). In addition, any delays in our structured exit from Russia and Belarus, or further adverse developments in Russia’s war against Ukraine, or cyber incidents impacting SAP could cause our actual results and performance to differ materially from any projections expressed in or implied by our forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date specified or the date of this report. We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law.

This report includes statistical data about the IT industry and global economic trends that comes from information published by sources including IDC, the ECB, and the IMF. This type of data represents only the estimates of IDC, ECB, IMF, and other sources of industry data. SAP does not adopt or endorse any of the statistical information provided by sources such as IDC, ECB, IMF, or other similar sources that is contained in this report. The data from these sources is subject to risks and uncertainties, and subject to change based on various factors, including those described above, in the Risk Management and Risks section, and elsewhere in this report. These and other factors could cause our results to differ materially from those expressed in the estimates made by third parties and SAP. We caution readers not to place undue reliance on this data.

All of the information in this report relates to the situation as at June 30, 2022, or the half year ended on that date unless otherwise stated.

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Non-IFRS Financial Information

This half-year report contains non-IFRS measures as well as financial data prepared in accordance with IFRS. We present and discuss the reconciliation of these non-IFRS measures to the respective IFRS measures in the Supplementary Financial Information section. For more information about non-IFRS measures, see our Web site www.sap.com/investors/sap-non-ifrs-measures.

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Additional Information

Financial Calendar

October 25, 2022

Third-quarter 2022 earnings release, conference call for financial analysts and investors

January 26, 2023

Fourth-quarter and full-year 2022 preliminary earnings release, conference call for financial analysts and investors

May 11, 2023

Annual General Meeting of Shareholders, Mannheim, Germany

Investor Services

Additional information about this half-year report is available online at www.sap.com/investors, including the official quarterly statement, a presentation about the quarterly results, and a recording of the conference call for financial analysts.

The “Financial Reports” tab contains the following publications:

–	SAP Integrated Report (IFRS, PDF, www.sapintegratedreport.com)

–	SAP Annual Report on Form 20-F (IFRS, PDF)

–	SAP SE Statutory Financial Statements and Review of Operations (HGB, German only, PDF)

–	Half-Year Report (IFRS, PDF)

–	Quarterly Statements (IFRS, PDF)

www.sap.com/investors is also the place to look for in-depth information about stock, debt, and corporate governance; financial and event news; and various services designed to help investors find the information they need fast (see "Investor Services”). These include SAP INVESTOR, our free magazine for shareholders, an e-mail and text message news service, and a Twitter feed.

For sustainability reasons and faster distribution, SAP decided to refrain from printing reports.

You can reach us by phone at +49 6227 7-67336, send a fax to +49 6227 7-40805, or e-mail us at investor@sap.com.

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Addresses

SAP SE

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Germany

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